                                                                    Exhibit 99.1


Strength > Opportunity > Discipline


                                                                      Brookfield


                                                              2001 ANNUAL REPORT

Brookfield in Profile


Brookfield owns, develops and manages premier North American office properties. Brookfield also operates real estate service businesses and develops master-planned residential communities.

Brookfield's office portfolio includes 50 properties and development sites totaling 45 million square feet, and over 120 million square feet of space under management.


STABLE AND GROWING CASHFLOW STREAMS

>    Increased funds from operations per share by 15%.

>    Extended lease duration to 10 years.

> Reduced lease expiries to an average of less than 4% annually in each of the next four years.


SIGNIFICANT LIQUIDITY TO FUEL GROWTH

>    Generated over $1 billion of cash in 2001.

>    Target for 2002 cash generation of $750 million.


DISCIPLINED CAPITAL MANAGEMENT

> Refinanced over $1.3 billion in debt at an average rate of 6.87%, reducing the overall cost of capital by 25 basis points.

> Increased to 96% commercial property debt, which is fixed rate and recourse only to specific assets.

>    Increased average term of commercial debt to 11 years.


                                 2001 FFO GROWTH


                                       15%

                                  [PIE CHART]


                      2001 CASH GENERATION = $1.1 BILLION


                             DEBT MATURITY SCHEDULE
                            (US Millions of Dollars)

                                  [BAR GRAPH]

Building from Strength

ALL FIGURES IN THIS REPORT ARE IN US$ UNLESS OTHERWISE NOTED.

(US Millions, except per share information)           2001         2000        1999        1998          1997
-------------------------------------------         --------     --------    --------    --------      --------
RESULTS OF OPERATIONS
  Commercial property net operating
  income and gains                                  $  672       $  611      $   569     $    506      $   346
  Funds from operations and gains                      399          318          259          197          110

  Net income                                           241          170          153          129           73
  Cash return on equity                               17.5%        15.3%        13.8%        10.9%         6.5%

PER DILUTED COMMON SHARE
  Funds from operations and gains                   $ 2.32       $ 1.88      $  1.52      $  1.13      $  0.78

  Funds from operations prior to lease
    termination income and gains                      2.03         1.77         1.41         1.13         0.78
  Net income                                          1.36         0.95         0.85         0.70         0.46
  Dividends                                           0.33         0.25         0.21         0.16         0.07
  Book value                                         12.02        11.34        10.49         9.97         9.42
  Closing market price                               17.20        17.63        10.50        12.09        16.68

FINANCIAL POSITION
  Total assets                                      $8,076       $8,624       $8,068       $7,717       $6,311
  Capital base                                       2,642        2,603        2,567        2,422        2,202
  Fully diluted common shareholders' equity          1,984        1,897        1,681        1,589        1,468


FFO PER SHARE*               EARNINGS PER SHARE                CASH RETURN
 (US Dollars)                  (US Dollars)                     ON EQUITY

 [BAR GRAPH]                    [BAR GRAPH]                    [BAR GRAPH]

------------------
* Funds from operations per share prior to lease termination income and gains.



                                                           2001 ANNUAL REPORT 01

Strategic Focus


The Brookfield team is committed to building shareholder value by investing in premier quality assets and intensively managing each of its properties to increase cashflows and maximize return on capital.


                                       50
                               PREMIER PROPERTIES



                                       45
                              MILLION SQUARE FEET


DISTRIBUTION OF
COMMERCIAL PROPERTIES
(Net Asset Value)

                                  [PIE CHART]




   [PICTURE]                 [PICTURE]                        [PICTURE]

245 Park Avenue              BCE Place                     53 State Street
  New York                    Toronto                           Boston




02 BROOKFIELD PROPERTIES CORPORATION

THE BROOKFIELD COMMITMENT

Goal:     20% total return on equity.

Vision: Ownership of premier office assets in high growth, supply-constrained North American downtown office markets.

Strategy: Opportunistically acquire assets; aggressively implement value creation strategies; sell participations in mature assets as opportunities arise.

STRONG INVESTMENT DYNAMICS

>    High quality, premier downtown office properties.

>    Leased for an average term of 10 years to high quality tenants.

>    Minimal lease expiries until 2005.

>    Below market leases with embedded contractual increases.

>    Strong financial position and substantial liquidity to fuel growth.


  [PICTURE]          [PICTURE]              [PICTURE]              [PICTURE]

Bankers Hall      One Liberty Plaza       Republic Plaza        Exchange Tower
 Calgary              New York                Denver                Toronto


                                                           2001 ANNUAL REPORT 03

Focused on Performance

[PHOTOGRAPH]

Gordon E. Arnell, Chairman (left), and Richard (Ric) B. Clark, President and Chief Executive Officer

Disciplined investment of your capital and our focused office property strategy, positions Brookfield for long-term growth.


DEAR SHAREHOLDERS,

We set out at the beginning of 2001 to achieve a number of aggressive goals, largely focused on reducing risk in the portfolio. We achieved most of these goals, in anticipation of an economic slowdown, and despite the events in New York which could not have been foreseen. Overall, during 2001, we:

> Met our funds from operations target of 15% growth, achieving funds from operations per share prior to lease termination income and gains of $2.03.

> Reported $55 million of lease termination income and gains, largely from the sale of partial interests in select assets, which exceeded our goal of $20 million, and increased our total funds from operations to $2.32 per share.

> Exceeded our liquidity goal by generating over $1 billion of cash for reinvestment through the sale of partnership interests in mature office properties, the refinancing of assets and from free operating cashflow.

> Achieved a 17.5% cash return on equity, meeting our target for 2001 and putting us within reach of our goal of a 20% return set five years ago.

> Continued to reduce risk in our office portfolio by extending the term of leases, which at year end averaged 10 years.

>    Increased the annual dividend from $0.26 per share to $0.40 per share.

It is with confidence in our business strategy that we share with you the highlights of our achievements this past year and our strategic priorities for continuing to deliver shareholder value.


LIMITING MARKET RISK

The strength of our financial performance was in large part the result of our focused efforts over the past 24 months to limit market risk in anticipation of an



04 BROOKFIELD PROPERTIES CORPORATION
economic downturn. These efforts included the early renewal of a number of major leases to reduce rollover risk. This extended the average lease term across the portfolio to 10 years and locked in long-term leases with a diverse, high quality tenant base.

     Brookfield leased approximately nine million square feet of space during the past two years representing over four times the contractual expiries during this period. These leases were completed with a number of prominent tenants including CIBC World Markets, NASD, Goldman Sachs, Lehman Brothers, J.P. Morgan Chase and Imperial Oil.

     Looking forward, only 3% of our leases come due in 2002 and 4% on average annually until 2005. In addition, we have no significant maturities in downtown New York until 2005.

     Today, Brookfield's leasing profile is one of the strongest in the industry with one of the lowest rollover rates of any major North American office company. More importantly, the success of our proactive leasing strategy ensured that our high quality and growing cashflow streams remained intact through the disruptive events of the past year.


REALIZING ON THE VALUE CREATED

Creating value for shareholders is our sole focus at Brookfield. This year, we realized some of the value created in our premier portfolio over the past few years, completing a number of major transactions which generated over $1 billion of cash for the repayment of debt and reinvestment in high growth opportunities.

     During the first quarter of 2001, we completed two of the largest single asset financings in the United States - 245 Park Avenue and One Liberty Plaza - totaling nearly $1 billion. These refinancings generated net proceeds after repayment of debt on the properties of $375 million, at an average term of 10 years and interest rate of 6.7%.


OUR ACHIEVEMENTS

FINANCIAL PERFORMANCE

> Achieved the goal of 15% FFO per share growth to $2.03, despite the slowing economic environment.

>    Increased total FFO per share including gains to $2.32.


PROACTIVE LEASING

> Leased approximately four million square feet, nearly four times the amount contractually expiring.

> Extended average lease terms across the portfolio to 10 years with no major lease roll-overs until 2005, solidifying Brookfield's growing stream of cashflow.


ACTIVE CAPITAL MANAGEMENT

> Strengthened the balance sheet with the conversion of debentures and warrants into 5.1 million common shares.

> Generated over $1 billion in capital for repayment of debt and reinvestment in high return growth initiatives through transactions which included:

     o Sale of a 49% interest in two Boston properties to an institutional investor, generating net cash proceeds of $168 million.

     o Refinancing of nearly $1 billion on two premier properties in the New York portfolio, generating net cash proceeds of $375 million.

     o Refinancing and sale of a 50% interest in the 1.7 million square foot Fifth Avenue Place office complex in Calgary, generating net cash proceeds of $80 million.

>    Reduced short-term debt by over $400 million.



                                                           2001 ANNUAL REPORT 05

VALUE ENHANCING INITIATIVES IN 2001


ACQUISITIONS AND DEVELOPMENTS

> Acquired an additional 5.4% interest in the company's New York and Boston assets.

> Acquired the land leases under the 2.6 million square foot Bankers Hall complex in Calgary, creating a 100% freehold ownership structure and paving the way for the planned sale of a 50% interest in the property in 2002.

> Launched development of the 1.2 million square foot CIBCWorld Markets Tower in Midtown Manhattan with the signing of 30-year lease for 100% of the complex.

> Acquired a 50% interest in the 1.8 million square foot Bay-Adelaide development site in downtown Toronto, positioning the company to leverage its presence in this supply-constrained market in anticipation of increased demand as the economy rebounds.

> Entered into partnership with an institutional investor to redevelop the Hudson's Bay Centre, a mixed-use complex in downtown Toronto -leasing approximately 200,000 square feet within the first nine months of the project.


LEADERSHIP IN MANHATTAN


> Led redevelopment activities in Manhattan following the events of September 11, 2001 with the accelerated re-tenanting of the company's properties.


   [PICTURE]
John E. Zuccotti,
Co-Chairman


     In our Calgary portfolio, we refinanced and subsequently sold a half interest in the 1.7 million square foot Fifth Avenue Place, which generated net cash of $80 million, after repayment of property debt. Also in Calgary, we acquired the land lease under the 2.6 million square foot Bankers Hall complex to create a freehold property ownership structure, paving the way for a subsequent refinancing of Bankers Hall which generated close to $80 million of cash. These initiatives, combined with significant leasing, enhance the attractiveness of Bankers Hall for a planned sale of a 50% interest in 2002.

     In March 2001, we completed the sale of a 49% interest in two Boston office properties, 53 and 75 State Street, to an institutional investor for net cash proceeds totaling $168 million. We also generated an additional $100 million through the sale of four non-core assets.

     Brookfield's residential development business delivered on all of its operational goals, met its financial targets, and generated over $150 million of cash as a result of the continued strength of consumer demand for new homes created by the historically low interest rate environment throughout the year.


STRONG FINANCIAL POSITION
Long-term success in commercial real estate is dependent on financial strength and flexibility to fuel growth and to ensure sustainable cashflows through




06 BROOKFIELD PROPERTIES CORPORATION
economic cycles. During the past two years, in anticipation of a slower economy, we redoubled our efforts to strengthen our balance sheet and our operational base in preparation for opportunities ahead.

     We completed our major refinancing program, which now positions our debt profile with an 11-year average term at an average cost of 7%.

     In addition, we strengthened our permanent equity base and increased the common share float, with the conversion of debentures and warrants into 5.1 million common shares.

     Despite these achievements, our share price continued to trade below our estimated net asset value at year end of $23.50, which is based on capitalization and discount rates similar to those used in calculating our 2000 net asset value. As a result of this disparity, we continued to repurchase our shares. During 2001, Brookfield acquired 2.4million shares at an average price of $17.30 per share. Our common shares continue to represent a solid investment with funds from operations, prior to lease termination income and gains, of $2.32 per


  [PICTURE]

J. Bruce Flatt,
Vice Chairman


share expected for 2002. While many analysts have actually lowered their estimate of the value of our portfolio over the year based on their uncertain perspective of the New York market, we believe that these reductions will prove only to be a short-term view rather than a pervasive long-term reality.


THE FOUNDATION FOR CONTINUED GROWTH

As we look ahead, we are confident in our ability to continue to deliver a growing and secure stream of cashflow. This optimism is based on the strength of our management team, our strong financial position

             [PICTURE]
David D. Arthur,
President and Chief Executive Officer,
Canadian Operations


and the positive long-term fundamentals of our core markets.

Stable Industry Fundamentals

     The industry fundamentals for premier office properties in space-constrained, high growth North American markets remain stable with some softening of rental rates in certain sub-markets. Many tenants, in the face of a slower economy, have reassessed their space needs, committing to less space on lease renewals.

     However, with little new supply of office space coming on stream, it is expected that there will be major rental spikes in supply-constrained markets as the economy rebounds, with the demand for space outpacing the available supply. And with the long lead time required to bring office space to market in downtown business districts - on average, three to five years - we remain confident in our strategic focus on high quality office properties in supply-constrained, high growth markets. Worth noting are the unique market dynamics of New York City, and in particular Lower Manhattan.


                                                           2001 ANNUAL REPORT 07

The events of September 11, 2001 eliminated approximately 13 million square feet of space. Many tenants relocated to Midtown or to suburban markets and companies used the opportunity created by


           [PICTURE]


Dennis Friedrich,
Executive Vice President and Chief
Operating Officer, US Operations


these events to market sublet space. This has unexpectedly created vacancy rates downtown of slightly over 10%, compared with a 5% vacancy rate in Lower Manhattan one year ago. However, we are well insulated from the negative impact of this market turbulence as virtually 100% of our portfolio is leased to high quality tenants with lease terms that average 12 years, and we have virtually no lease rollovers until 2005. We believe strongly that New York will remain the financial capital of North America and, despite these temporary conditions, that Lower Manhattan has the potential to be an even better office market in the future.


Internal Growth

Our active approach to managing our assets generated internal growth from our office properties of over 8% in 2001. This growth, after fixed-rate debt costs and other initiatives, delivered bottom-line growth in funds from operations of 15%. Brookfield achieved rental rate uplift of $3 per square foot through natural roll-over on expiring leases and proactive lease take-backs.

     As we look forward, contractual increases on in-place leases are the primary drivers of our stable growth in funds from operations. In addition, market rents achieved in our properties on expiring leases exceed our current portfolio rents by nearly 40%. This disparity provides our leasing team with the opportunity to build on their successful track record of pro-actively taking back space and restructuring lease renewal contracts early to capture this differential between in-place and market rental rates.


Strategic Acquisitions and Development

In addition to internal growth, we continue to pursue growth through strategic acquisitions and selective development. We are well positioned to leverage our market and operating expertise, as well as financial strength, to seize the opportunities across North America created by continued uncertainty in the economy and capital markets. This includes Lower Manhattan, where we may find opportunities to acquire properties, as we did in the mid-1990s, at substantial discounts to replacementcosts.

     Despite our aggressive plans to grow the company, our approach to acquiring or developing properties will continue to be a disciplined one. We will only undertake acquisitions or developments which meet our risk-adjusted return hurdles. The launch last year of the 1.2 million square foot CIBC World Markets


               [PICTURE]


Steven J. Douglas,
Executive Vice President and Chief
Financial Officer


Tower in Midtown Manhattan, which is 100% leased to CIBCWorld Markets, is an example of this commitment to building value with measured risk.



08 BROOKFIELD PROPERTIES CORPORATION

     We are always looking for opportunities to expand our premier portfolio to add value to the company.

     In our existing core markets, we will seek opportunities to acquire complementary properties. San Francisco and Washington, D.C. meet our criteria for expansion into new markets, but valuations have not declined to levels which would generate sufficient returns for shareholders.

     Brookfield also has a number of development sites and the market presence to capitalize selectively on new developments. Brookfield owns in excess of nine million square feet of high quality, centrally located development land and rights in two key markets - Toronto and New York. Included in our portfolio is the Bay-Adelaide development in downtown Toronto, acquired last year with significant infrastructure in place, and our site adjacent to Penn Station in Midtown Manhattan.

     In line with our conservative approach to development, we will only commence construction once we reach significant pre-leasing targets with one or more lead tenants. As the economy rebounds, we are optimistic that the continued supply constraints in our core markets will create opportunities to proceed with these projects.

OUR STRATEGIC PRIORITIES

A decade ago, we set out to build a leading office property company with a focus on quality and service. Our objective was to own, develop and manage premier office properties in select supply-constrained North American markets. We have achieved a number of our goals but are redoubling our efforts to ensure that we can continue to increase our return on capital for shareholders.

     As we look out over the next few years, we will remain focused on the strategy upon which Brookfield was built. The premier office property sector attracts and retains very high quality tenants,

OUR STRATEGIC OBJECTIVES FOR 2002

FINANCIAL PERFORMANCE

>    Funds from operations growth of 15%.

>    Cash return on equity of 20%.

PORTFOLIO MANAGEMENT

> Leverage lease take-back opportunities where tenants are in transition and value is created for shareholders.

> Strategic acquisitions of premier office properties in new or existing markets that add substantial value to our portfolio.

CAPITAL MANAGEMENT

> Generate $750 million of cash for reinvestment into new opportunities through:

     o    Operating cashflows.

     o    Continued refinancing of office properties.

     o    Sale of half interests in mature properties.

     o    Disposition of non-core assets.


DEVELOPMENT

> Maintain progress on CIBC World Markets Tower in Midtown Manhattan - on time and on budget.

> Advance existing development sites to capitalize on opportunities as they arise.


                                                           2001 ANNUAL REPORT 09
delivering a long-term, high quality stream of cash-flow - through good times and bad. Our long-term lease profile and dynamic tenant base ensure that we have the opportunity to enhance these cashflows on favorable terms for shareholders as our tenants' space needs change.

     From our current assets, we will continue to drive performance, opportunistically taking back leases to capture the differential between market and in-place rents and lease our properties on a long-term basis in order to reduce risk, while locking in growing streams of cashflow.

     We will also continue to generate capital from our master-planned community business while building on our franchise in our core residential development markets - California, Colorado, Virginia and Alberta.


         [PICTURE]

G. Mark Brown,
Senior Vice President, Finance


     To ensure that we maximize the return on your capital, we will continue to sell non-core assets and refinance and sell interests in our mature properties to investors seeking a steady stream of low-risk cashflow.

     We will seek acquisitions which add value to the company, taking into account all investment alternatives, including our share repurchase program which we expect to remain active in 2002.

     Finally, we are looking to further penetrate the capital markets, attracting new long-term shareholders to Brookfield. Our inclusion this past year in the Wilshire Associates' Real Estate Index, a leading performance benchmark for dedicated real estate funds

           [PICTURE]

Katherine C. Vyse,
Senior Vice
President, Investor Relations and
Communications


and investors, is a step in the right direction, but we still have a way to go.


POSITIVE OUTLOOK

2001 was a significant year for Brookfield - one in which we rose to the challenges presented by the events of September 11, met our financial targets and positioned ourselves to continue delivering solid financial performance.

     We successfully accelerated the return of our tenants to their premises in Lower Manhattan with speed and responsiveness to their individual needs, an achievement made possible by our outstanding team. Hopefully, we demonstrated our commitment to service, putting the needs of our tenants first. Going forward, this will continue to enhance the value of our franchise.

     We remain focused in 2002 on delivering on our financial performance targets and creating shareholder value. With a strong financial position, a solid growth strategy and a dedicated and energetic team, we are poised to once again meet our commitments and create value for Brookfield's shareholders, tenants and partners.



10 BROOKFIELD PROPERTIES CORPORATION

IN APPRECIATION

Our success is a testament to the drive and commitment of many talented individuals across the company. Among the many we need to thank for their special efforts is Bruce Flatt, Brookfield's outgoing President and CEO. Over the past nine years, Bruce has contributed to many of the great things we have accomplished. In the years ahead, he will continue to contribute to our success as Vice Chairman. Ric Clark, who, along with Bruce, has been responsible for much of our success over the past six years, has been appointed as President and Chief Executive Officer of the company. Under Ric's leadership, we believe that we are well positioned to maintain the momentum going forward.

     We also owe our thanks to two valued members of our Board of Directors, David Lewis and Robert Harding. David is retiring after five years with the Board, and Robert is stepping down after serving eight years. Their counsel and business acumen contributed significantly to our achievements over the years.

     Lastly, we pay tribute to the many innocent people who lost their lives or loved ones in the terrorist attacks on the United States on September 11, 2001. In recognition of how fortunate we were on September 11, 2001, we contributed $1 million to help the victims of these tragic events. We hope in some small way that this assists those who were less fortunate than us.

     On behalf of the management and Board of Directors, thank you for your continued support of Brookfield.


/s/ Gordon E. Arnell
-------------------------------------
Gordon E. Arnell
Chairman


/s/ Richard B. Clark
-------------------------------------
Richard B. Clark
President and Chief Executive Officer


February 5, 2002


STRATEGY FOR CREATING VALUE


> Brookfield is focused on investing shareholders' capital, to generate increasing cashflow on an annual basis and appreciation on the underlying value of properties over the longer term.

> We opportunistically acquire premier office properties, actively manage the assets to increase occupancy and maximize cashflow streams, and then refinance and/or sell partial interests to investment partners seeking stable returns.

> During 2001, we generated over $1 billion of capital and invested close to $400 million of cash in order to continue creating value for shareholders.


CAPITAL GENERATED - 2001

Property                   Transaction                   Cash Generated
--------                   -----------                   --------------
                                                           (Millions)
245 Park Avenue            Refinancing                      $  225
New York

One Liberty Plaza          Refinancing                         150
New York

53 and 75 State Street     Sale of participating               135
Boston                     interest

Fifth Avenue Place         Refinancing and sale                 80
Calgary                    of participating interest

Bankers Hall               Refinancing                          80
Calgary

Residential                Operations                          150

Other                      Operating cashflow                  325
                           and other
                                                            ------
                                                            $1,145

Brookfield's strategy of acquiring, enhancing and monetizing assets created over $1 billion of capital in 2001.



                                                           2001 ANNUAL REPORT 11

A Premier Portfolio

Brookfield's premier portfolio of office properties is distinguished by the quality of its properties - which attract and retain high quality tenants; as well as the strength of its cashflows - which are secured by long lease terms and minimal roll-over in the next four years.


       25              PORTFOLIO  DISTRIBUTION       GEOGRAPHIC DISTRIBUTION
MAJOR PROPERTIES          (By Square Feet)          (By Net Operating Income)
   REPRESENT
                            [PIE CHART]                    [PIE CHART]
       80%
OF THE PORTFOLIO




         [PICTURE]                   [PICTURE]          [PICTURE]            [PICTURE]

Four World Financial Center   33 South Sixth Street  75 State Street   CIBC World Markets Tower
New York                      Minneapolis            Boston            New York




12 BROOKFIELD PROPERTIES CORPORATION

LEASE MATURITIES

                                                                     Leases Maturing In:
                                        ---------------------------------------------------------------------------     Total
                             Currently                                                                      2009 &    Leasable
(000's Sq. Ft.)              Available   2002     2003       2004     2005      2006      2007      2008    Beyond      Area
---------------              ---------  ------   ------     ------   ------    ------    ------    ------    ------   --------
New York                         43        34        18       176       602       441        70       279     8,450    10,113
Boston                           24        24        26        86       226       587        60       376       754     2,163
                              -----     -----     -----     ------    -----     -----     -----     -----    ------    ------
                                 67        58        44       262       828     1,028       130       655     9,204    12,276
                              -----     -----     -----     ------    -----     -----     -----     -----    ------    ------
% of Total                     --        --        --           1%        2%        3%     --           2%       27%       35%
                              -----     -----     -----     ------    -----     -----     -----     -----    ------    ------
Toronto                         199       117       184       305     1,398       299       347       250     3,767     6,866
Denver                          111       160       223       154       477       320       219       380       970     3,014
Calgary                         230        80        72       125       288       225        99       247     4,964     6,330
Minneapolis                     138       371       400       173        87       528        71         8     1,232     3,008
Other                           188       202       344       200       158       248       259        61     1,511     3,171
                              -----     -----     -----     ------    -----     -----     -----     -----    ------    ------
                                866       930     1,223       957     2,408     1,620       995       946    12,444    22,389
                              -----     -----     -----     ------    -----     -----     -----     -----    ------    ------
% of Total                        2%        3%        4%        3%        7%        5%        3%        3%       35%       65%
                              -----     -----     -----     ------    -----     -----     -----     -----    ------    ------
Total                           933       988     1,267     1,219     3,236     2,648     1,125     1,601    21,648    34,665
                              -----     -----     -----     ------    -----     -----     -----     -----    ------    ------
% of Total                        3%        3%        4%        4%        9%        8%        3%        5%       61%      100%
                              -----     -----     -----     ------    -----     -----     -----     -----    ------    ------

Average Lease Term (Years)

                                  [BAR CHART]


Brookfield's average lease term across the portfolio is 10 years. In New York and Boston, virtually no leases expire until 2005.


  [PICTURE]            [PICTURE]       [PICTURE]               [PICTURE]
HSBC Building     Fifth Avenue Place   Dain Plaza     One World Financial Center
Toronto           Calgary              Minneapolis    New York



                                                           2001 ANNUAL REPORT 13

AVERAGE RENTAL RATES
(Net Rents Per Sq. Ft.)

                                  [BAR CHART]



CONTRACTUAL EXPIRIES VS. LEASING ACTIVITY
(Millions Sq. Ft.)


                                  [BAR CHART]


AVERAGE RENTAL RATES

Portfolio              Net Rents      Net Rent in
($ per Sq. Ft.)        In-place     Current Market
--------------         ---------    --------------
New York
  Midtown                 $36            $55
  Downtown                 32             45
Toronto                    18             21
Boston                     30             40
Denver                     15             20
Calgary                    11             17
Minneapolis                10             15
Other                      12             12
                          ---            ---
Average                   $21            $29

Net market rents exceed current portfolio rents by nearly 40%, offering considerable upside as leases roll over.

Brookfield's strategic focus on owning, managing and developing premier properties has created one of North America's most distinguished portfolios of office properties.

     [PICTURE]           [PICTURE]                 [PICTURE]          [PICTURE]
Trade Center Denver Petro-Canada Centre  Two World Financial Center Royal Centre
Denver              Calgary              New York                   Vancouver




14 BROOKFIELD PROPERTIES CORPORATION

COMMERCIAL PROPERTIES BY REGION

                                                 Number                                     Effective Brookfield's
                                                   of                      Retail/ Rentable Ownership  Effective
                                               Properties Leased   Office   Other    Area   Interest   Interest
                                               ---------- ------  -------  ------- -------- --------- ------------
                                                                   000's   000's    000's             000's
                                                            %      Sq. Ft. Sq. Ft.  Sq. Ft.    %      Sq. Ft.
NEW YORK
World Financial Center
 Tower One                                           1       99    1,520      108    1,628      100    1,628
 Tower Two                                           1      100    2,455       36    2,491      100    2,491
 Tower Four                                          1      100    1,711       89    1,800       51      917
 Retail                                                      82     --        287      287      100      287
One Liberty Plaza                                    1      100    2,194       20    2,214      100    2,214
245 Park Avenue                                      1      100    1,631       62    1,693      100    1,693
Development sites
 CIBC World Markets Tower                            1     --      1,200     --      1,200      100    1,200
 Penn Station                                        1     --      2,500     --      2,500      100    2,500
                                                ------   ------   ------   ------   ------   ------   ------
                                                     7      100   13,211      602   13,813            12,930
TORONTO
BCE Place
 Canada Trust Tower                                  1      100    1,127       18    1,145       40      458
 Bay Wellington Tower                                1       99    1,295       42    1,337      100    1,337
 Retail, parking and office                          2       98      137      809      946       75      705
Exchange Tower Block                                 2       99    1,137      256    1,393       92    1,288
HSBC Building                                        1       91      188       37      225      100      225
Queen's Quay Terminal                                1       90      428       74      502      100      502
Other                                                3      100    1,181      137    1,318       28      371
Development sites
 Bay-Adelaide Centre                                 1     --      1,000      800    1,800       50      900
 Hudson's Bay Centre                                 1     --        535      557    1,092       25      273
 BCEPlace III                                        1     --        800     --        800       65      520
                                                ------   ------   ------   ------   ------   ------   ------
                                                    14       97    7,828    2,730   10,558             6,579
BOSTON
53 State Street                                      1      100    1,090       71    1,161       51      592
75 State Street                                      1       97      742      260    1,002       51      511
                                                ------   ------   ------   ------   ------   ------   ------
                                                     2       99    1,832      331    2,163             1,103
DENVER
Republic Plaza
 Office                                              1       97    1,245     --      1,245      100    1,245
 Development and other                               1     --        400      548      948      100      948
Trade Center Denver                                  2       92      766       43      809      100      809
Colorado State Bank Building                         1       98      412     --        412       50      206
                                                ------   ------   ------   ------   ------   ------   ------
                                                     5       96    2,823      591    3,414             3,208
CALGARY
Bankers Hall                                         3       92    1,961      628    2,589      100    2,589
Fifth Avenue Place                                   2      100    1,427      254    1,681       50      841
Petro-Canada Centre                                  2       98    1,707      245    1,952       50      976
Other                                                1       81     --        108      108      100      108
                                                ------   ------   ------   ------   ------   ------   ------
                                                     8       96    5,095    1,235    6,330             4,514
MINNEAPOLIS
33 South Sixth Street*                               2       92    1,082      695    1,777      100    1,777
DainPlaza                                            2       98      593      638    1,231      100    1,231
                                                ------   ------   ------   ------   ------   ------   ------
                                                     4       95    1,675    1,333    3,008             3,008
OTHER
Royal Centre, Vancouver                              1       94      493      362      855      100      855
Other                                                9       92    2,913    1,903    4,816      100    4,816
                                                ------   ------   ------   ------   ------   ------   ------
                                                    10       93    3,406    2,265    5,671             5,671
                                                ------   ------   ------   ------   ------   ------   ------
Total portfolio                                     50       97   35,870    9,087   44,957            37,013
Less: other shareholders' interests                                                                    1,404
                                                ------   ------   ------   ------   ------   ------   ------
Brookfield's net effective ownership interest                                                         35,609
                                                ------   ------   ------   ------   ------   ------   ------


----------------
* Formerly City Center


                                                           2001 ANNUAL REPORT 15

Financial Review


 FUNDS FROM OPERATIONS*                               NET INCOME
(US Millions of Dollars)                       (US Millions of Dollars)


     [BAR CHART]                                     [BAR CHART]


CONTENTS


17    Management's Discussion and Analysis

34    Management's Responsibility for the Financial Statements

34    Auditors' Report

35    Consolidated Financial Statements

38    Notes to the Consolidated Financial Statements

54    Selected Financial Information

55    Directors

56    Officers

57    Corporate Information



16 BROOKFIELD PROPERTIES CORPORATION

Management's Discussion and Analysis

OVERVIEW

Brookfield is a publicly-traded North American real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At December 31, 2001, the book value of Brookfield's assets was $8.1 billion, 90% of which was invested in premier office properties. The company generated over $351 million of funds from operations prior to lease termination income and gains or $2.03 per share in 2001.

The following review of the consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and appended notes. All figures are expressed in US dollars unless otherwise noted.

(Millions, except per share amounts)            2001     2000     1999     1998     1997
------------------------------------           ------   ------   ------   ------   ------
Funds from operations (FFO)
Prior to lease termination income and gains    $  351   $  300   $  241   $  197   $  110
Including lease termination income and gains      399      318      259      197      110

FFO per share
Prior to lease termination income and gains    $ 2.03   $ 1.77   $ 1.41   $ 1.13   $ 0.78
Including lease termination income and gains     2.32     1.88     1.52     1.13     0.78

Earnings per share - diluted                     1.36     0.95     0.85     0.70     0.46

Dividends per share                              0.33     0.25     0.21     0.16     0.07

Balance sheet data
Commercial property assets                     $5,749   $6,326   $5,897   $5,944   $4,412
Total assets                                    8,076    8,624    8,068    7,717    6,311
Capital base                                    2,642    2,603    2,567    2,422    2,202

Commercial properties

Brookfield's strategy is to own, develop and manage premier commercial properties in downtown locations of select cities inNorth America. Brookfield's portfolio consists of 50 properties and development sites, predominantly office buildings, comprised of 45 million square feet of rentable area and development capacity in which Brookfield has an ownership interest in 37 million square feet.

Other operations

Brookfield's service businesses operate with the goal of enhancing value and returns in the core commercial property business. Brookfield's property service operations currently manage 120 million square feet across North America. Thisscale enables the company to leverage the strong tenant base and service culture to create superior service offerings for tenants.

     Brookfield also owns approximately 56,000 planned residential building lots for use in its home building operations and for sale to other home builders. 45,000 of these lots are currently entitled for home construction and 11,000 lots are located in later phases of master-planned communities. These lots will be entitled as the earlier stages are sold. Brookfield's land development and housing operations are located in nine markets across North America.

ASSET PROFILE

Total assets were $8.1 billion at December 31, 2001, compared to $8.6 billion as at December 31, 2000. The decrease in assets is as a result of the sale of partial interests in commercial properties and the disposition of the company's retail portfolio in Canada, offset by the acquisition of the Bay-Adelaide Centre development site and Hudson's Bay Centre in downtown Toronto, and the commencement of construction of the CIBC World Markets Tower in Midtown Manhattan. The book value of the company's assets segmented by areas of operation is as follows:


                                                           2001 ANNUAL REPORT 17

                                                 Book Value
                                    ------------------------------------
(Millions)                           2001     2000        2001      2000
----------                          ------   ------       ----      ----
Operating assets
  Commercial properties             $5,749   $6,326        89%       91%
  Development properties               724      637        11%        9%
                                     6,473    6,963       100%      100%
Other assets
  Residential inventory                618      559
  Receivables, prepaids and other      643      675
  Future income tax assets             146      218
  Cash and cash equivalents            196      209
                                    ------   ------       ----      ----
                                    $8,076   $8,624
                                    ======   ======       ====      ====


COMMERCIAL PROPERTIES

The commercial property portfolio is focused in six North American cities, with New York, Toronto and Boston accounting for 80% of the portfolio on a net asset value basis, as follows:

                                                          Brookfield        2001          2000
Region                                 Leasable Area     Owned Interest    Book Value    Book Value
------                                ---------------   ---------------    ----------    ----------
                                      (000's Sq. Ft.)   (000's Sq. Ft.)    (Millions)    (Millions)
New York, New York                        10,113             9,230          $3,203        $3,102
Toronto, Ontario                           6,866             4,886             737           801
Boston, Massachusetts                      2,163             1,103             332           648
Denver, Colorado                           3,014             2,808             357           368
Calgary, Alberta                           6,330             4,514             520           574
Minneapolis, Minnesota                     3,008             3,008             391           392
Other                                      3,171             3,171             209           441
                                         -------           -------          ------        ------
Total*                                    34,665            28,720          $5,749        $6,326
                                         =======           =======          ======        ======

--------------
* Excludes development sites.


     The consolidated carrying value of Brookfield's interest in 34.7 million square feet of rentable area is approximately $200 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield's core properties average 1.4 million square feet in size.

     The book value of the company's commercial properties declined by $577 million from December 31, 2000 as a result of the disposal of the retail portfolio and partial interests in the company's commercial property portfolio. The following table details the assets sold during 2001 and proceeds from these sales:

(Millions)                                Sold      Gross    Net Proceeds to
Assets                   Sale Date          %     Proceeds     Brookfield
------                   ---------        ----    --------   ---------------
53/75 State Street       March 2001       49%       $337           $168
Fifth Avenue Place       June 2001        50%         89             35
Bramalea City Centre     October 2001     100%       120             50
320 Bay Street           November 2001    100%        40             20
Other                    Various          100%        75             30
                                                    ----           ----
                                                    $661           $303
                                                    ====           ====

     The disposition of partial interests reflects Brookfield's strategy to acquire undervalued assets in its core markets, enhance the value through re-leasing and financing initiatives, and sell partial interests at capitalization rates significantly below acquisition yields. Capital generated through the sale of these interests is targeted for reinvestment or repayment of short-term debt.



18 BROOKFIELD PROPERTIES CORPORATION

Results of operations

Commercial property operations contributed $672 million of net operating income and gains in 2001, a 10% increase over 2000 and 18% over 1999 as a result of strong internal growth generated by contractual increases embedded in leases, the roll-over of below market leases, the impact of acquisitions, and the proactive renegotiation of leases prior to their maturity in order to capture termination income and/or higher rental rates. The components of net operating income are as follows:

Year ended December 31 (Millions)                                   2001      2000     1999
---------------------------------                                  ------     ----     ----
Rental revenue                                                     $1,007     $989     $910
Property operating costs                                              390      397      361
                                                                   ------     ----     ----
Net operating income prior to lease termination income and gains      617      592      549
Lease termination income and gains                                     55       19       20
                                                                   ------     ----     ----
Net operating income                                               $  672     $611     $569
                                                                   ======     ====     ====

Components of net operating income

Net operating income growth is comprised of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies and acquisitions, net of dispositions. It is represented over the past three years by the following:

(Millions)                                                           2001     2000    1999
----------                                                          -----    -----   -----
Net operating income prior to lease termination income
and gains, prior year                                               $ 592    $ 549   $ 506
(a) Contractual increases on in-place leases                           13       16      15
(b) Rental increases achieved on in-place rents when re-leased         17       13      10
(c) Lease-up of vacancies                                              15        7       1
(d) Acquisitions, net of dispositions                                 (20)       7      17
                                                                    -----    -----   -----
                                                                      617      592     549
(e) Lease termination income and gains                                 55       19      20
                                                                    -----    -----   -----
Net operating income, end of year                                   $ 672    $ 611   $ 569
                                                                    =====    =====   =====

(a) Contractual increases on in-place leases

During 2001, net operating income increased $13 million due to contractual increases in leases. This compares to $16 million in 2000 and $15 million in 1999. Brookfield's leases generally have clauses which enable the company to collect rental revenue in increased amounts each five years, with these increases negotiated at the signing of the lease contractually obligating tenants to pay the rental step-ups. Given the high credit quality of tenants in the company's portfolio, there is generally lower risk in realizing these increases. The company records rental revenue in accordance with the payment stream under the terms of its leases. Therefore, net operating income from Brookfield's commercial properties represents actual cash received as opposed to other real estate companies which may "straight-line" rental revenue.

(b) Rental increases achieved on in-place rents when re-leased

During the year, higher rental rates on the re-leasing of space in the portfolio contributed $17 million of increased cashflow over 2000. At December 31, 2001, average in-place net rents throughout the portfolio increased to $21 per square foot compared with $20 per square foot at December 31, 2000 and $19 per square foot at December 31, 1999. This increase was largely a result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2001. As leases naturally expire, or to the extent Brookfield is able to opportunistically take back space and re-lease that space in advance of its contractual maturity, Brookfield should be able to narrow the $8 spread between in-place and market rents and increase cashflow from the current portfolio. The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets. It should be noted that no major lease transactions have occurred in Lower Manhattan and, as a result, the average market net rent quoted pre-dates the events of September 11, 2001. The figure for Lower Manhattan is largely irrelevant to the company until 2005 as virtually no leases roll over in the portfolio until that date.




                                                           2001 ANNUAL REPORT 19

                                                             Avg. In-place      Avg. Market
                                 Gross          Average        Net Rent          Net Rent
                             Leasable Area    Lease Term    Dec. 31, 2001     Dec. 31, 2001
                            (000's Sq. Ft.)    (Years)      ($ per Sq. Ft.)   ($ per Sq. Ft.)
                            --------------    ----------    ---------------   ---------------
New York, New York
Midtown                          1,693            14             $36               $55
Downtown                         8,420            11              32                45
Toronto, Ontario                 6,866             5              18                21
Boston, Massachusetts            2,163             6              30                40
Denver, Colorado                 3,014             5              15                20
Calgary, Alberta                 6,330             9              11                17
Minneapolis, Minnesota           3,008             5              10                15
Other                            3,171             8              12                12
                                ------           ---             ---               ---
Total*                          34,665            10             $21               $29
                                ======           ===             ===               ===

---------------
* Excludes development sites.


(c) Lease-up of vacancies

A total of approximately one million square feet of vacant space was leased in 2001 and 2000, contributing $15 million to net operating income during 2001. These amounts were larger in 2001 because of vacancies in properties acquired in 2000. Brookfield's total portfolio occupancy rate in 2001 remains unchanged at 97% with leasing activity represented by the following:

                                       DEC. 31, 2001                Dec. 31, 2000               Dec. 31, 1999
                                --------------------------     -----------------------     ------------------------
                                    TOTAL              %           Total          %            Total            %
(Thousands of square feet)       SQUARE FEET        LEASED      Square Feet     Leased      Square Feet      Leased
--------------------------      -------------       ------     --------------   ------     -------------     ------
New York, New York                10,113             100%         9,846          100%         9,667            99%
Toronto, Ontario                   6,866              97%         7,099           99%         7,179            96%
Boston, Massachusetts              2,163              99%         2,163          100%         2,122            95%
Denver, Colorado                   3,014              96%         3,156           94%         3,147            97%
Calgary, Alberta                   6,330              96%         6,471           94%         3,770            95%
Minneapolis, Minnesota             3,008              95%         3,008           96%         3,009            96%
Other                              3,171              93%         5,157           95%         4,387            92%
                                  ------             ---         ------          ---         ------            --
Total*                            34,665              97%        36,900           97%        33,281            96%
                                  ======             ===         ======          ===         ======            ==

----------------
* Excludes development sites.


(d) Acquisitions, net of dispositions

The value created in Brookfield's mature commercial properties provides the company with the opportunity to monetize some of that value in order to reinvest in other assets at higher returns. During 2001, Brookfield sold participating interests in its office portfolio in addition to a portfolio of non-core retail assets. Properties sold in 2001 contributed $28 million of net operating income prior to their disposal.

     Total funds from operations from commercial properties declined $20 million during 2001 over 2000 as a result of the disposal of commercial properties during the year in excess of acquisitions.

(e) Lease termination income and gains

During 2001, Brookfield generated $54 million of gains on the sale of partial interests in commercial properties. These gains resulted from a $24 million gain on the sale of a 49% interest in two Boston properties and a $30 million gain on the sale of a 50% interest in Fifth Avenue Place in Calgary. No gains on the sale of commercial properties were recorded in 2000 or 1999. Lease termination payments totaling $1 million were generated in 2001, compared with $19 million in 2000 and $20 million in 1999. While these types of payments are opportunistic and difficult to predict, the dynamic tenant base typical in Brookfield's buildings should enable the company to generate other opportunities in the future resulting in similar payments.



20 BROOKFIELD PROPERTIES CORPORATION

Tenant relationships

An important characteristic of Brookfield's portfolio is the strong credit quality of the tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows the largest tenants in Brookfield's portfolio and their respective lease commitments:

                                                 Primary                     Year of     000's       % of       Credit*
Tenant                                           Location                     Expiry    Sq. Ft.     Sq. Ft.     Rating
------                                           --------                    -------    -------     -------     -------
RATED
Merrill Lynch & Company                          New York/Toronto            2013       4,496       13.0%       AA-
CIBC World Markets                               New York/Toronto/Calgary    2026       1,855        5.4%       AA-
RBC Financial Group                              Five major markets          Various      995        2.9%       AA-
Petro-Canada                                     Calgary                     2013         868        2.5%       BBB+
J.P. Morgan Chase                                New York                    2022         788        2.3%       AA-
Lehman Brothers                                  New York                    2019         717        2.1%       A+
Target Corporation                               Minneapolis                 2007         632        1.8%       A+
Imperial Oil                                     Calgary                     2011         565        1.6%       AAA
Talisman Energy                                  Calgary                     2015         386        1.1%       BBB+
Goldman Sachs                                    New York                    2015         363        1.0%       A+
Bell Intrigna/Bell Canada                        Calgary/Toronto             2012         337        1.0%       A+
TIAA                                             Denver                      2008         323        0.9%       AAA
TD Canada Trust                                  Toronto                     2005         291        0.8%       AA-
Bank of Nova Scotia                              New York/Toronto            2014         277        0.7%       A+
Canadian Natural Resources                       Calgary                     2011         249        0.7%       BBB+
Anadarko Canada Corporation                      Calgary                     2011         247        0.7%       Baa1
Sovereign Bank                                   Boston                      2008         213        0.6%       BBB-
Zurich Insurance                                 New York                    2006         210        0.5%       AA

Unrated
Goodwin Procter                                  Boston                      2006         360        1.0%      --
Cleary, Gottlieb, Steen & Hamilton               New York                    2010         357        1.0%      --
Wellington Management                            Boston                      2011         330        1.0%      --
Dow Jones and Company                            New York                    2005         323        0.9%      --
National Assoc. of Securities Dealers            New York                    2021         282        0.8%      --
Royal & Sun Alliance                             Toronto/Calgary             2011         233        0.7%      --
Major League Baseball                            New York                    2012         109        0.3%      --
                                                                                                    ----     ----
                                                                                                    45.3%      --
                                                                                                    ====     ====

--------------
* From Standard and Poor's or Moody's.

     Where possible, Brookfield endeavors to sign long-term leases. While each market is different, the majority of the company's leases, when signed, extend between 10 to 20-year terms. As a result, approximately 5% of Brookfield's leases mature annually. New York and Boston are the exceptions, where the 2002 to 2005 maturities were leased in 2000 and 2001. As a result, there are virtually no scheduled maturities of space during this period. The following is the breakdown of the lease maturities by market with associated in-place rental rates:



                                                           2001 ANNUAL REPORT 21

                                                                                Toronto/Calgary/        Denver/Minneapolis/
                             Total Portfolio          New York/Boston              Vancouver                  Other
                        -----------------------  -------------------------   ---------------------   -----------------------
                                          Net                        Net                    Net                       Net
                         000's         Rate per    000's          Rate per   000's        Rate per   000's          Rate per
Year of Expiry           Sq.Ft.    %   Sq.Ft.$   Sq. Ft.     %     Sq.Ft.$   Sq.Ft     %  Sq.Ft.-$   Sq.Ft.   %     Sq.Ft.-$
--------------          -------   ---- --------  -------   ----   --------   -----   ---- --------   ------  ----   --------
Currently Available        933     3%                67      --                466     3%             400     5%
2002                       988     3%    $ 12        58      --     $ 37       254     2%  $ 15       676     8%       $ 9
2003                     1,267     4%      13        44      --       35       344     2%    13       879    11%        11
2004                     1,219     4%      16       262      --       33       486     3%    11       471     6%        12
2005                     3,236     9%      23       828       8%      40     1,727    12%    19       681     8%        15
2006                     2,648     8%      18     1,028       9%      25       576     4%    13     1,044    13%        15
2007                     1,125     3%      16       130       2%      40       493     4%    14       502     6%        12
2008                     1,601     5%      23       655       5%      31       525     4%    14       421     5%        20
2009 & beyond           21,648    61%      21     9,204      76%      32     9,180    66%    13     3,264    38%        12
                        ------   ----    ----    ------     ----    ----    ------   ----  ----     -----   ----       ---
                        34,665   100%    $ 21    12,276     100%    $ 32    14,051   100%  $ 13     8,338   100%       $12
                        ------   ----    ----    ------     ----    ----    ------   ----  ----     -----   ----       ---
Weighted average market net rent         $ 29                       $ 46                   $ 18                        $17
                                         ----                       ----                   ----                        ---

Tenant installation costs and capital expenditures

Brookfield typically grants financial concessions or provides capital to tenants which is then invested by tenants in installations within Brookfield's properties. These concessions include funds for tenant build-out allowances and leasing commissions to third-party brokers representing tenants. Expenditures for tenant installations were $50 million in 2001 compared with $97 million in 2000 and $48 million in 1999. The amounts are greater than the $30 to $35 million expected on a normalized basis as a result of the company's aggressive take-back and re-leasing efforts in the past two years for vacant space in newly acquired properties and the costs associated with the opportunistic take-back of space in advance of contractual expiries. These tenant installation costs are capitalized in the year incurred, amortized over the terms of the lease, and recovered through rental payments. On an annual basis, approximately two million square feet will be leased with a tenant installation cost on average of $15 per square foot. The average over the past three years was approximately $18 per square foot, the result of an increase in the amount of space leased in New York where amounts are higher than the company's other markets on an absolute basis. Further details of the tenant installation costs incurred during the past three years are as follows:

(Millions, except per square foot information)      2001      2000      1999
----------------------------------------------     -----     -----     -----
Total tenant installation costs                    $  50     $  97     $  48
                                                   -----     -----     -----
Square footage leased
  New space                                          1.8       4.2       2.1
  Renewal space                                      0.6       1.0       1.3
                                                   -----     -----     -----
                                                     2.4       5.2       3.4
                                                   -----     -----     -----
Per square foot                                    $  21     $  19     $  14
                                                   -----     -----     -----

     Brookfield also invests in the ongoing capital maintenance of its properties. Due to the relatively recent construction dates, high quality and advanced technological infrastructure in most of Brookfield's properties, recurring capital maintenance expenditures are substantially lower than industry norms. Capital maintenance expenditures in 2001 were $14 million compared to $12 million in 2000 and $10 million in 1999. It is expected that capital maintenance expenditures on a levelized basis will be approximately $6 to $10 million annually. This does not include repairs and maintenance costs which are paid for through cost recoveries on tenant leases.


22 BROOKFIELD PROPERTIES CORPORATION

DEVELOPMENT PROPERTIES

Development properties consist of both commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure utilized in the company's home building business or sold to other builders. The total book value of this development land and infrastructure was $724 million at December 31, 2001, compared with $637 million in 2000 and $447 million in 1999. The majority of the increase in development properties is due to the construction of the CIBC World Markets Tower in Midtown Manhattan. The aggregate book value of Brookfield's residential land under development or held for future development is $362 million. The details of the development property portfolio are as follows:

                                        Buildable       Under           For     DEC. 31, 2001   Dec. 31, 2000
(Millions)                               Sq. Ft.     Development    Development     TOTAL           Total
----------                              ---------    -----------    ----------- -------------   -------------
COMMERCIAL DEVELOPMENTS
AND INFRASTRUCTURE
CIBC World Markets Tower                1,200,000      $ 240         $   --          $ 240           $ 171
Bay-Adelaide Centre                     1,800,000         68             --             68             --
Hudson's Bay Centre                     1,092,000         14             --             14             --
Other
Penn Station                            2,500,000
BCE Place III                             800,000
Republic Plaza                            400,000
                                        ---------      -----         -------         -----           -----
                                        3,700,000          5              35            40              49
                                        ---------      -----         -------         -----           -----
                                        7,792,000*       327              35           362             220
RESIDENTIAL DEVELOPMENT LAND
AND INFRASTRUCTURE
San Francisco Bay area, California                        63             --             63              38
Los Angeles area, California                              40             --             40              29
San Diego area, California                                58              29            87              94
Northern Virginia                                         15             --             15             --
North Miami, Florida                                      11             --             11              11
Denver, Colorado                                          41              11            52              52
Toronto, Ontario                                           8               4            12              15
Calgary, Alberta                                          10              44            54             138
Edmonton, Alberta                                          7              21            28              40
                                        ---------      -----         -------         -----           -----
                                                         253             109           362             417
                                        ---------      -----         -------         -----           -----
                                                       $ 580           $ 144         $ 724           $ 637
                                        ---------      -----         -------         -----           -----

-------------------
* Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.

     In 2001, Brookfield commenced construction of the approximately 1.2 million square foot, 35-story CIBC World Markets office tower in Midtown Manhattan following the leasing of the entire project to CIBC on a cost pass-through basis for a 30-year term. Ground breaking on the site, which is located between 41st and 42nd Streets at Madison Avenue, took place in the spring of 2001, with substantial completion currently expected in late 2003. Both the acquisition costs and ongoing development costs, currently anticipated to be in excess of $600 million, will be funded through a loan secured by the project, thereby minimizing Brookfield's equity investment. CIBC has an option to acquire a 49% interest in this project for cost for two years following the substantial completion of the project.


                                                           2001 ANNUAL REPORT 23

     In February 2001, Brookfield acquired a 50% interest in the Bay-Adelaide Centre development project, located at the corner of Bay and Adelaide Streets in downtown Toronto, for an initial investment of $40 million. Brookfield has also acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project. The company will not commence development on this site until a lead tenant can be secured.

     A summary of Brookfield's commercial development density and the progress on each site are as follows:

                             Location                          Sq. Ft.          Status
                             --------                          ---------        ------
NEW YORK
CIBC World Markets Tower     42nd Street at Madison Avenue     1,200,000        - Under construction; expected
                                                                                  delivery in late 2003
Penn Station                 West 31st Street at 9th Avenue    2,500,000        - Currently being zoned for 2.5
                                                                                  million square feet of office
TORONTO
Bay-Adelaide Centre          Bay and Adelaide Streets          1,000,000        - Office tower planning
                                                                 800,000        - Sale or joint venture for
                                                                                  residential project
BCE Place III                Third tower of current              800,000        - Planning
                             BCE Place project
Hudson's Bay Centre          Yonge and Bloor Streets           1,092,000        - Office and retail projects
                                                                                  under redevelopment
DENVER
Republic Plaza               Downtown Denver                     400,000        - Planning
                                                               ---------
                                                               7,792,000*
                                                               =========

-------------------
* Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.

RESIDENTIAL INVENTORY

Residential inventory includes homes near completion for delivery in the short-term under sales contracts as well as developed land actively being sold to other home builders. As development land is advanced through the development cycle, it is transferred to residential inventory prior to sale to home buyers or other home builders. At December 31, 2001, the book value of residential inventory was $618 million, compared with $559 million at December 31, 2000, and is geographically segmented as follows:

(Millions)                                 2001      2000      1999
----------                                 ----      ----      ----
San Francisco Bay area, California         $129      $103      $ 82
Los Angeles area, California                131       122       116
San Diego area, California                   90        54       107
Northern Virginia                            78        91        84
North Miami, Florida                         82       134       133
Denver, Colorado                             11       --        --
Toronto, Ontario                             19        11        27
Calgary, Alberta                             68        36        13
Edmonton, Alberta                            10         8       --
                                           ----      ----      ----
                                           $618      $559      $562
                                           ====      ====      ====


24 BROOKFIELD PROPERTIES CORPORATION

RECEIVABLES AND OTHER

Receivables and other assets declined to $789 million at December 31, 2001 from $893 million in 2000 as a result of the collection of receivables secured by real estate and a decrease in future income tax assets. The components are as follows:

(Millions)                                  2001      2000      1999
----------                                  ----      ----      ----
Real estate mortgages                       $ 83      $ 94      $125
Other real estate operating receivables      296       332       255
Non-core real estate assets held for sale     41        35       138
Prepaid expenses and other assets            223       214       127
Future income tax assets (Note 5)            146       218       300
                                            ----      ----      ----
Total                                       $789      $893      $945
                                            ====      ====      ====


LIABILITIES AND SHAREHOLDERS' INTERESTS

Brookfield's asset base of $8.1 billion is financed with a combination of debt, preferred shares and common equity as follows:

(Millions)                                         2001     2000     1999
----------                                        ------   ------   ------
Commercial property debt                          $4,606   $4,702   $4,139
Advances and residential construction financing      559      951    1,086
Accounts payable                                     269      368      276
Shareholders' interests
  Interest of others in properties                   113      159      326
  Preferred shares - corporate and subsidiaries      585      607      607
  Convertible debentures                            --         50      251
  Common shares                                    1,944    1,787    1,383
                                                  ------   ------   ------
                                                  $8,076   $8,624   $8,068
                                                  ======   ======   ======

Commercial property debt

Total commercial property debt was $4.6 billion at December 31, 2001, compared with $4.7 billion at the end of 2000. The decline was due to the elimination of $358 million of debt on the sale of participating interests in several properties and the impact of contractual principal amortizations during 2001, offset by $546 million of additional financing on remaining assets. The commercial property debt at December 31, 2001 had an average interest rate of 7% and an average term to maturity of 11 years. Virtually all of the company's commercial property debt is recourse only to specific properties with fixed-rate financing features, thereby reducing the overall financial risk to Brookfield. Commercial property debt maturities for the next five years are as follows:

                                                                         Weighted Average
(Millions)                        Scheduled                              Interest Rate at
Year                            Amortizations   Maturities    Total       Dec. 31, 2001
----------                      -------------   ----------    ------    -----------------
2002                                $ 69          $  18        $  87          7.1%
2003                                 110            444          554          7.5%
2004                                 114              4          118          6.9%
2005                                 122              3          125          6.9%
2006                                  48             83          131          6.9%
2007 and thereafter                  --            3,591       3,591          7.0%
                                    ----          ------      ------          ---
                                    $463          $4,143      $4,606          7.0%
                                    ====          ======      ======          ===


                                                           2001 ANNUAL REPORT 25

The largest property mortgages, in order of maturity, are as follows:

                                                                        Brookfield
                                              Interest   Maturity      Proportionate
Commercial Property                Location      Rate      Date        Mortgage Share      Mortgage Details
-------------------                --------   --------   --------      --------------      ----------------
                                                  %                       (Millions)
One World Financial Center         New York      7.51      2003          $   402           Non-recourse, fixed rate
CIBC World Markets Tower           New York      8.00      2003              230*          Non-recourse, floating rate
Republic Plaza                     Denver        9.00      2006              191           Non-recourse, fixed rate
Canada Trust Tower                 Toronto       7.07      2007               67           Non-recourse, fixed rate
Trade Center Denver                Denver        7.00      2007               38           Non-recourse, fixed rate
Petro-Canada Centre                Calgary       6.66      2008               66           Non-recourse, fixed rate
Fifth Avenue Place                 Calgary       7.59      2011               52           Non-recourse, fixed rate
245 Park Avenue                    New York      6.65      2011              500           Non-recourse, fixed rate
One Liberty Plaza                  New York      6.75      2011              428           Non-recourse, fixed rate
Exchange Tower                     Toronto       6.83      2012               88           Non-recourse, fixed rate
Bay Wellington Tower               Toronto       6.40      2013              187           Non-recourse, fixed rate
Two World Financial Center         New York      6.91      2013              816           Non-recourse, fixed rate
Four World Financial Center        New York      6.95      2013              434           Non-recourse, fixed rate
Bankers Hall                       Calgary       7.20      2013              238           Non-recourse, fixed rate
Royal Centre                       Vancouver     7.50      2022               36           Non-recourse, fixed rate
53 State Street                    Boston        6.91      2023               79           Non-recourse, fixed rate
33 South Sixth Street**            Minneapolis   6.83      2027              129           Non-recourse, fixed rate
Dain Plaza                         Minneapolis   7.37      2027               84           Non-recourse, fixed rate
75 State Street                    Boston        7.00      2028               91           Non-recourse, fixed rate
Other property mortgages                                                     450           Various terms
                                                                         -------
Total commercial property mortgages                                      $ 4,606
                                                                         =======

--------------------
* Project development loan expected to be refinanced on a non-recourse basis in April 2002 for a 30-year term.
**   Formerly City Center.

     During 2001, Brookfield refinanced $1,302 million of commercial property mortgages following the successful completion of value enhancement programs. These refinancings included the following:

(Millions)                   Previous      Refinanced      Previous          Refinanced
Property                     Mortgage       Mortgage     Interest Rate     Interest Rate
----------                  ---------      -----------   -------------      ------------
245 Park Avenue              $ 273         $   500           8.34%             6.65%
One Liberty Plaza              266             432           6.90%             6.75%
Bankers Hall                   160             238           7.13%             7.20%
Fifth Avenue Place              57             106           9.04%             7.59%
Other                          --               26             --              7.26%
                             -----         -------           ----              ----
                             $ 756         $ 1,302           7.63%             6.87%
                             =====         =======           ====              ====

Advances and residential construction financing

Advances and residential construction financing totaled $559 million, compared with $951 million in 2000. Total residential housing debt at December 31, 2001 was $444 million, compared with $403 million in 2000. This financing carried an average interest rate of 4.6% and relates to construction and development loans which are repaid from the sales proceeds of building lots and homes and other short-term advances. As new homes are constructed, loans are funded on a rolling basis.

     Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company and totaled $115 million in 2001, compared with $548 million in 2000. The company continued to reduce these balances by refinancing property level debt at investment grade rates on a non-recourse basis. During 2001, proceeds from refinancings were utilized to reduce their balance by $433 million. Shareholder advances, included in these balances,



26 BROOKFIELD PROPERTIES CORPORATION
bear interest at floating rates and can be drawn under a five-year termable revolving facility. Up to $150 million of this facility is convertible at either party's option into a fixed-rate financing at 9.75% repayable in 2015.

Interests of others in properties

Interests of others in properties are other shareholders' investments in properties which are represented by the common shares or partnership interests of Brookfield's consolidated assets. The following table details the components of these interests as follows:

(Millions)                                    2001      2000      1999
----------                                    ----      ----      ----
BPO Properties Ltd.                           $ 52      $ 49      $221
Brookfield Financial Properties                 61       110        94
Brookfield residential operations               --        --        11
                                              ----      ----      ----
                                              $113      $159      $326
                                              ====      ====      ====

     The decrease in the interests owned by other shareholders during 2001 resulted from Brookfield's increased interest in the ownership of Brookfield Financial Properties. In June 2001, the company acquired a 5.4% interest from Citibank N.A. for a net investment of $60 million.

Preferred shares - corporate and subsidiaries

Brookfield has preferred shares outstanding at both the corporate and subsidiary level, all of which are perpetual in nature, and as such, represent permanent capital for the company. The details of these interests are as follows:

(Millions)                                          2001       2000      1999
----------                                          ----       ----      ----
Perpetual preferred shares issued by subsidiaries
  BPO Properties Ltd.                               $240       $256      $256
  100% owned subsidiaries                             99        105       105
                                                     339        361       361
Perpetual preferred shares issued by Brookfield      246        246       246
                                                    ----       ----      ----
                                                    $585       $607      $607
                                                    ====       ====      ====

     The decline in this balance of $22 million is attributable to the decline of the Canadian dollar versus the US dollar, as preferred shares issued by subsidiaries are Canadian dollar denominated, offsetting the company's Canadian assets.

     None of the preferred shares have conversion features. However, $151 million of Brookfield's preferred shares have exchange features which permit holders to tender them as currency in subscribing for common shares at the prevailing issue price under any share offerings completed by the company.

Subordinated convertible debentures

There are no subordinated convertible debentures outstanding at the end of 2001. In August 2001, $50 million of 6% convertible debentures, due in June 2008, were converted into 2,622,100 common shares of the company in accordance with their terms. In June 2000, Brookfield's February 2007, 6% convertible debentures, with a face value of $201 million, were converted into 19,986,682 common shares in accordance with their terms.

Common shares
The company has 161.7 million issued and outstanding common shares. On a fully diluted basis, the company has 165.1 million common shares outstanding, calculated as follows:


                                                           2001 ANNUAL REPORT 27

                                                       Exercise
                                     Expiry Date         Price           2001             2000              1999
                                     -----------    --------------   -----------      -----------       -----------
Common shares outstanding                                            161,678,406      158,746,008       132,692,936
Add:
  Unexercised options                 2002-2011            $ 11.98     3,282,889        3,436,529         2,093,900
  Convertible debentures              2007-2008     $ 9.43-$ 19.07            --        2,622,100        22,620,048
  Warrants                            May 2003             $  9.43       121,997        2,621,997         2,900,000
Common shares outstanding - fully diluted                            165,083,292      167,426,634       160,306,884

     The fully diluted book value per common share at December 31, 2001 was $12.02, compared with $11.34 at December 31, 2000. Brookfield's book common equity was $1.9 billion at December 31, 2001, compared with a market equity capitalization of $3 billion, calculated as total common shares multiplied by $17.20, the closing price per common share on the New York Stock Exchange on December 29, 2001, plus preferred shares outstanding.

     In September 2001, Brookfield renewed its normal course issuer bid which permitted the company to acquire up to 5% of the common shares of Brookfield. During 2001, 2,402,700 of the common shares were acquired at an average price of $17.30. In total, since commencing its capital repurchase program in 1999, Brookfield has acquired 4.4 million shares for cancellation.

     During 2001, 2,622,100 common shares were issued as a result of the conversion of the June 2008, 6% convertible debentures, and a further 2,500,000 common shares were issued on the exercise of warrants to purchase common shares.

     Since 1999, the elimination of all senior convertible debentures, the warrant conversion, and three secondary offerings by shareholders resulted in an increase in Brookfield's freely traded float of approximately 50 million shares with no dilution to common shareholders.

LIQUIDITY AND CAPITAL RESOURCES

Brookfield's funds from operations prior to the payment of dividends, capital investments, tenant installations and debt repayments was $399 million, an increase of $81 million or 25% over 2000 levels. In addition to operating cashflows, Brookfield had $196 million of cash and cash equivalents at December 31, 2001, and has initiatives underway which have the potential to generate $750 million during 2002. These initiatives consist of asset sales, the sale of participating interests in properties, net refinancing initiatives and cash generated from operations.

     During 2001, Brookfield generated $500 million of cash through the refinancing of 245 Park Avenue and One Liberty Plaza in New York, and Fifth Avenue Place and Bankers Hall in Calgary. The company generated a further $270 million on the sale of a participating interest in the company's Boston assets, Fifth Avenue Place in Calgary, and the disposal of retail assets in Canada. Proceeds from these refinancings were used to repay shorter-term debt and to acquire shares of the company.

     Brookfield's financial commitments include interest expense and scheduled principal payments on debt facilities, dividends on preferred shares and property related capital investments to maintain the physical attributes of these assets. At December 31, 2001, most of these commitments have recourse only to specific commercial property assets. Sufficient cashflows are generated by each of the company's properties to service their respective obligations.

Cost of capital

Brookfield continually strives to reduce the weighted average cost of capital and improve common shareholders' equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

     Brookfield's weighted average cost of capital, at a 15% return on equity, is 8.46%; and at a 20% return on equity, is 9.73%. Brookfield's cost of capital is lower than many of its peers, not because of lower return thresholds but because of the greater amount of investment grade financing which can be placed on the portfolio, a function of the high quality assets and tenant base which comprise the majority of Brookfield's portfolio.

     Commercial property debt assumed by Brookfield is primarily fixed rate and non-recourse to the company. These investment grade financings are typically structured on a 50% to 60% loan to appraised value basis. In addition, in certain circumstances where a building is leased almost exclusively to a high quality tenant, a higher loan to value financing, based on the tenant's credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company's equity requirements to finance the property, and as a result, enhances equity returns.


28 BROOKFIELD PROPERTIES CORPORATION

RESULTS OF OPERATIONS

Funds from operations

The company's strong tenant base, proactive leasing strategies and transactional gains on sales of partial interests in Brookfield's core office portfolio contributed to an increase in funds from operations and gains of 25% to $399 million in 2001, compared with $318 million in 2000. Excluding lease termination income and gains, funds from operations increased 15% to $2.03 per share, compared with $1.77 in 2000. Net income increased by 42% to $241 million or $1.36 per share on a diluted basis. A summary of the components of Brookfield's funds from operations and income are as follows:

(Millions)                                          2001     2000      1999
----------                                         ------   ------   -------
Total revenue                                      $2,280   $2,100   $1,826
                                                   ------   ------   -------
Net operating income
  Commercial property operations                   $  672   $  611   $  569
  Development and residential operations               85       77       63
  Interest and other income                            42       45       52
                                                   ------   ------   -------
                                                      799      733      684
Unallocated costs                                     400      415      425
                                                   ------   ------   -------
Funds from operations and gains                       399      318      259
                                                   ------   ------   -------
Depreciation and amortization                          76       66       56
Non-cash taxes and other provisions                    82       82       50
                                                   ------   ------   -------
Net income                                         $  241   $  170   $  153
                                                   ======   ======   =======


     After providing for preferred share dividends, Brookfield's FFO per diluted share, prior to and including income from lease terminations and gains, is determined as follows:

                                                2001                     2000                 1999
                                        --------------------     -------------------  --------------------
                                                   EXCLUDING               Excluding             Excluding
(Millions, except per share amounts)    TOTAL        GAINS       Total       Gains    Total        Gains
------------------------------------   ------      ---------    ------     ---------  ------     ---------
Funds from operations                   $  399       $  351      $  318      $  300   $  259       $  241
Preferred share dividends                  (19)         (19)        (20)        (20)     (19)         (19)
                                        ------       ------      ------      ------   ------       ------
                                        $  380       $  332      $  298      $  280   $  240       $  222
                                        ------       ------      ------      ------   ------       ------
Weighted average shares outstanding      163.5        163.5       158.5       158.5    157.6        157.6
FFO per share                           $ 2.32       $ 2.03      $ 1.88      $ 1.77   $ 1.52       $ 1.41



Net income

Brookfield's net income per share increased 43% in 2001, to $1.36 per diluted share including gains and $1.14 per diluted share excluding gains, calculated as follows:

                                                2001                     2000                 1999
                                        --------------------     -------------------  --------------------
                                                   EXCLUDING               Excluding             Excluding
(Millions, except per share amounts)    TOTAL        GAINS       Total       Gains    Total        Gains
------------------------------------   ------      ---------    ------     ---------  ------     ---------

Net income                             $  241        $  205     $  170      $  158    $  153      $  141
Preferred share dividends                 (19)          (19)       (20)        (20)      (19)        (19)
                                       ------        ------     ------      ------    ------      ------
Net income for common shares           $  222        $  186     $  150      $  138    $  134      $  122
Weighted average shares outstanding     163.5         163.5      158.5       158.5     157.6       157.6
Net income per share - diluted         $ 1.36        $ 1.14     $ 0.95      $ 0.87    $ 0.85      $ 0.77

                                                           2001 ANNUAL REPORT 29

     While Brookfield believes that funds from operations or cashflow from operations is the most relevant measure to analyze real estate, based on the fact that commercial properties generally appreciate rather than depreciate, the company believes that both funds from operations and net income are relevant measures. However, it should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts ("REITS"), as REITS are not subject to taxation, provided they remain in compliance with specific tax codes. If the impact of taxes on net income was eliminated, net income would increase to $1.86 per share on a diluted basis in 2001, $1.47 per share on a diluted basis in 2000 and $1.17 per share on a diluted basis in 1999.

Commercial property operations

During 2001, commercial property operations contributed $672 million of operating income, a 10% increase over 2000 and 18% over 1999. The components of the contribution from the commercial property operations are as follows:

(Millions)                                          2001     2000      1999
----------                                         ------   ------    ------
Commercial property operations
  Operating income from current properties         $589      $528      $482
  Operating income from properties sold              28        64        67
Lease termination income and gains                   55        19        20
                                                   ----      ----      ----
Total commercial property operations               $672      $611      $569
                                                   ====      ====      ====


     The financial results for the company's commercial property operations are discussed in greater detail on page 18 of this report.

Development and residential operations

Earnings from Brookfield's development operations are derived solely from the residential operations. Residential development income increased to $85 million in 2001, compared with $77 million in 2000. A geographic breakdown of the company's residential income is as follows:

(Millions)                                          2001     2000      1999
----------                                         ------   ------    ------
West coast - California                             $45       $40       $37
East coast - Virginia/Florida/Ontario                20        16         8
Mountain - Alberta/Colorado                          20        21        18
                                                   ----      ----      ----
                                                    $85       $77       $63
                                                   ====      ====      ====

     Lot sales for 2001, including lots sold to other builders, totaled 6,130, compared with 6,187 in 2000 and 5,563 in 1999. Total home sales were 2,855 for the year compared with 2,660 in 2000 and 2,609 in 1999. The breakdown of the lot and home sales by region is as follows:

                                           Home Sales             Lot Sales
                                     ----------------------  ----------------------
(Units)                               2001    2000    1999    2001    2000    1999
-------                              ------  ------  ------  ------  ------  ------
San Francisco Bay area, California     213     339     383     510     563     384
Los Angeles area, California           565     391     324     838     778     324
San Diego area, California             450     426     435   1,769   1,093   1,251
Northern Virginia                      482     566     525     735     797   1,427
North Miami, Florida                   420     158      38     420     158      65
Denver, Colorado                      --      --      --       111      83      39
Toronto, Ontario                       330     480     630     398   1,413     794
Calgary, Alberta                       395     300     274     956     983     935
Edmonton, Alberta                     --      --      --       393     319     344
                                    ------  ------  ------  ------  ------  ------
                                     2,855   2,660   2,609   6,130   6,187   5,563
                                    ======  ======  ======  ======  ======  ======


30 BROOKFIELD PROPERTIES CORPORATION

     Brookfield's home building operations achieved average home prices in 2001 of $351,000 per unit, an increase of 5% over 2000 and 28% over 1999 levels, the result primarily of the sale of higher end mix of houses, especially in California and northern Virginia.

     The following is a breakdown of average prices realized on home sales in the last three years:

                                            2001                    2000                 1999
                                    ---------------------- ---------------------- ---------------------
                                                  Average                Average              Average
                                       Sales       Price     Sales        Price     Sales      Price
                                    ----------  ---------- ----------  ---------- ---------- ----------
                                    (Millions)             (Millions)             (Millions)
San Francisco Bay area, California   $  107      $502,000     $145     $428,000     $145     $378,000
Los Angeles area, California            354       626,000      214      547,000      150      463,000
San Diego area, California              141       313,000      183      430,000      160      368,000
Northern Virginia                       176       365,000      172      304,000      126      240,000
North Miami, Florida                    145       345,000       77      487,000       15      394,000
Toronto, Ontario                         43       130,000       71      148,000       92      146,000
Calgary, Alberta                         37        94,000       30      100,000       29      106,000
                                     ------      --------     ----     --------     ----     --------
Total                                $1,003      $351,000     $892     $335,000     $717     $275,000
                                     ------      --------     ----     --------     ----     --------

     The December 31, 2001 backlog of orders for delivery in 2002 stood at 40% of Brookfield's expected 2002 closings, approximately the same backlog as in 2001.

Interest and other income

Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. Interest and other income declined to $42 million in 2001 versus $45 million in 2000 as non-core assets were sold and proceeds reinvested in core operations.

Unallocated costs

Unallocated costs were $400 million for the year ended December 31, 2001, compared with $415 million in 2000. The amounts are comprised of interest expense, administrative and development expenses and other shareholders' interests, as follows:

Interest expense

Interest expense increased 1% to $328 million in 2001, compared with $324 million in 2000. This increase is largely a result of the placement of higher levels of investment grade debt on properties, offset by declines in interest rates achieved on refinancing in a lower interest rate environment. The increased interest expense on this debt was further offset by a reduction of interest expense on scheduled amortizations of commercial property debt and the repayment of debt related to non-core properties sold during the year.

Administrative and development expenses

Administrative costs for 2001 were consistent with 2000 at $44 million, but represents a decrease of 19% from $54 million in 1999, due to increased absorption of residential overheads into cost of sales, and the reduction in operational overheads in the commercial property group. It is expected that these costs will stabilize going forward following reductions in 2000 and 1999.

Other shareholders' interests - expenses

Other shareholders' interests in the income from properties, consolidated in the company's accounts, consist of earnings attributable to properties represented by the interests not owned by Brookfield in BPO Properties Ltd. and Brookfield Financial Properties, as well as dividends on preferred shares of these and other wholly-owned subsidiaries held by other shareholders.


                                                           2001 ANNUAL REPORT 31

     The following outlines the dividends and earnings paid or attributable to Brookfield's subsidiaries:

(Millions)                                        Type                           2001      2000      1999
----------                                        ----                           ----      ----      ----
BPO Properties Ltd.                               Perpetual preferred shares*    $ 11      $ 14      $ 12
100% owned subsidiaries                           Perpetual preferred shares*       5         9         7
                                                                                 ----      ----      ----
Dividends - preferred shares of subsidiaries                                       16        23        19
                                                                                 ----      ----      ----
BPO Properties Ltd.                               Participating interests           7         7        26
Brookfield Financial Properties                   Participating interests           5        16        13
Brookfield residential operations                 Participating interests          --         1         4
                                                                                 ----      ----      ----
Other shareholders' interests in subsidiary earnings                               12        24        43
                                                                                 ----      ----      ----
Total                                                                            $ 28      $ 47      $ 62
                                                                                 ----      ----      ----

---------------
* Non-participating.


REAL ESTATE INDUSTRY AND RISKS

Impact of September 11, 2001

Brookfield owns eight million square feet of space in four office towers surrounding the World Trade Center site - One Liberty Plaza and Towers One, Two and Four of the World Financial Center. Fortunately, these properties sustained mainly cosmetic damage as a result of the attack on and subsequent collapse of the World Trade Center. The primary nature of the damage consisted of replacement of broken windows and some repair to the granite facade on the World Financial Center. While there was no structural damage to these four office towers, the glass enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. However, this component of the World Financial Center is not integral to the daily operation or re-tenanting of the Center, and will be fully restored with an expected opening date in the fall of 2002. As a result of the type of leases on two of the company's properties, Brookfield is only responsible for the repairs to One Liberty Plaza, One World Financial Center and the Winter Garden atrium. The two remaining properties, Towers Two and Four at the World Financial Center, are triple-net leased to Merrill Lynch.

     With comprehensive insurance coverage in place on September 11th, and long lease terms, Brookfield is insulated from the majority of the financial impact arising from this event.

     From an insurance perspective, Brookfield is covered for any costs incurred to repair damage to One Liberty Plaza, One World Financial Center and the Winter Garden atrium and common areas at the World Financial Center, as well as for business interruption. Towers Two and Four of the World Financial Center are covered by insurance in place under tenant leases. To date, approximately $87 million has been received for property and business interruption claims relating to One Liberty Plaza and One World Financial Center. Brookfield expects to collect the full balance of its claim.

     Brookfield's cashflow stream remains intact, driven by the strength of Brookfield's lease covenants and lease profile, which features average lease terms of 10 years, with no significant roll-over of leases in the New York portfolio until 2005. One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. To date, there have been no lease cancellations in the New York portfolio. Brookfield has conducted a full review of all its leases with various outside legal experts and concluded that while it cannot possibly avoid the attempt by tenants to take advantage of these events to benefit their individual circumstances, its leases are in full force and effect, as previously disclosed to shareholders.

Interest rates

Interest rates affect the profitability of commercial properties as interest paid on mortgages secured by commercial properties represent a significant cost in the ownership of properties. To ensure higher interest costs do not affect the company significantly, Brookfield has fixed 96% of the commercial property debt in the company at an average rate of 7%. Brookfield does have floating rate liabilities which largely fund its housing business or shorter term maturities of debt in the commercial portfolio. This amounted to $779 million at December 31, 2001.

     Interest rates also have an important impact on investor attitudes. The level of interest rates influences the capitalization rates sought by commercial property investors. Interest rates can also affect the affordability of new homes. As a result, the current trend of decreasing interest rates tends to positively impact our operations. A reversal of this trend may have a negative impact on the company.


32 BROOKFIELD PROPERTIES CORPORATION

Lease maturities

Brookfield currently has 3% of its commercial property space available for leasing, and approximately 4% maturing each year until 2005 when 9% of the company's rental space matures. While this number is not large in proportion to the total portfolio, and portfolio rental rates are on average below market rates, cashflows would decline if market rental rates, at the time of lease maturity, are less than those currently in place.

Consumer confidence

The North American economy affects all aspects of the real estate business. A long-term disruption in economic growth would affect the demand for office space, and hence the rental rates achieved in Brookfield's property portfolio. In the company's residential business, a sustained decline in economic growth would negatively impact consumer confidence which could affect the volume and price of home and lot sales.

Insurance covering acts of terrorism

Brookfield's property and casualty and business interruption insurance was renewed on October 31, 2001. At that time, the company was successful in placing new insurance to cover the replacement costs of its properties; however, Brookfield was unable to place coverage for damage and business interruption costs related to acts of terrorism. This condition represents an industry-wide concern, and is not unique to Brookfield. While both the US and Canadian governments are aware of the issue, government support programs to replace the lack of commercially available terrorism insurance have not been enacted. Brookfield continues to seek coverage for acts of terrorism; however, until this type of coverage becomes commercially available or government programs assist the insurance industry to re-establish this type of coverage, any damage or business interruption costs as a result of terrorism could result in a material cost to the company. Brookfield, after seeking legal advice from external counsel, believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the company's properties.

Forward-looking statements

The company's annual report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OUTLOOK

The company remains focused on delivering on performance targets and creating shareholder value. With a strong financial position, a solid growth strategy and a dedicated team, Brookfield is poised to deliver on its commitments to shareholders.


[SIGNATURE]
Steven J. Douglas
Executive Vice President and Chief Financial Officer


                                                           2001 ANNUAL REPORT 33

Management's Responsibility for the Financial Statements


The consolidated financial statements and management's financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfil this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures areappropriate, and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and, where appropriate, reflect estimates based on management's best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

     Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have audited the consolidated financial statements in accordance with generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as auditors is set out below.

     The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee which meets regularly with the auditors and management to review the activities of each. The Audit Committee, which is comprised of four directors who are not officers of the company, reports to the Board of Directors.


[SIGNATURE]                                      [SIGNATURE]
Richard B. Clark                                 Steven J. Douglas
President and Chief Executive Officer            Executive Vice President and
February 5, 2002                                 Chief Financial Officer






Auditors' Report

To the Shareholders,

We have audited the consolidated balance sheets of Brookfield Properties Corporation as at December 31, 2001, 2000 and 1999 and the consolidated statements of income, retained earnings and cashflow for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001, 2000 and 1999 and the results of its operations and its cashflows for the years then ended in accordance with Canadian generally accepted accounting principles.


                                        [SIGNATURE]
Toronto, Canada                         (Signed) Deloitte & Touche LLP
February 5, 2002                        Chartered Accountants



34 BROOKFIELD PROPERTIES CORPORATION

Consolidated Balance Sheet

-------------------------------------------------------------------------------------------
December 31 (US Millions)                             note       2001       2000       1999
-------------------------------------------------------------------------------------------
ASSETS

Commercial properties                                    2     $5,749     $6,326     $5,897
Development properties                                   3        724        637        447
Residential housing inventory                                     618        559        562
Receivables and other                                    4        789        893        945
Cash and cash equivalents                                1        196        209        217
-------------------------------------------------------------------------------------------
                                                               $8,076     $8,624     $8,068
===========================================================================================

LIABILITIES

Commercial property debt                                 6     $4,606     $4,702     $4,139
Advances and residential construction financing          7        559        951      1,086
Accounts payable                                                  269        368        276


SHAREHOLDERS' INTERESTS

Interests of others in properties                        8        113        159        326
Preferred shares - subsidiaries and corporate            9        585        607        607
Convertible debentures                                  10         --         50        251
Common shares                                           11      1,944      1,787      1,383
-------------------------------------------------------------------------------------------
                                                               $8,076     $8,624     $8,068
===========================================================================================

See accompanying notes to the consolidated financial statements.

On behalf of the Board,

/s/ GORDON E. ARNELL                 /s/  RICHARD B. CLARK
-------------------------------      -------------------------------------
GORDON E. ARNELL                     RICHARD B. CLARK
Chairman                             President and Chief Executive Officer




                                                           2001 ANNUAL REPORT 25

Consolidated Statement of Income

---------------------------------------------------------------------------------------------------------------------
December 31 (US Millions, except per share amounts)           note              2001           2000            1999
---------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                                               $   2,280      $   2,100        $  1,826
---------------------------------------------------------------------------------------------------------------------
NET OPERATING INCOME

 Commercial property operations                               12
  Operating income from current properties                                   $     589      $      528       $    482
  Operating income from properties sold                                             28              64             67
  Lease termination income and gains                                                55              19             20
                                                              --------------------------------------------------------
                                                                                   672             611            569
 Development and residential operations                       12                    85              77             63
 Interest and other                                                                 42              45             52
                                                              --------------------------------------------------------
Net operating income, before undernoted                                            799             733            684
 Interest expense                                                                  328             324            309
 Administrative and development                                                     44              44             54
 Interests of others in properties                                                  28              47             62
                                                              --------------------------------------------------------
FUNDS FROM OPERATIONS AND GAINS                                                    399             318            259
Depreciation and amortization                                                       76              66             56
Non-cash taxes and other provisions                           5                     82              82             50
---------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   $     241      $      170       $    153
=====================================================================================================================
NET INCOME PER SHARE - BASIC                                                 $    1.37      $     0.98       $   0.89
=====================================================================================================================
NET INCOME PER SHARE - DILUTED                                1              $    1.36      $     0.95       $   0.85
=====================================================================================================================

Consolidated Statement of Retained Earnings

---------------------------------------------------------------------------------------------------------------------
December 31 (US Millions)                                       note           2001            2000             1999
---------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS - BEGINNING OF YEAR                           11           $    274       $     170        $     79
 Net income                                                                       241             170             153
 Shareholder distributions
  Dividends paid on corporate preferred shares                                    (19)            (20)            (19)
  Dividends paid on common shares                                                 (53)            (37)            (28)
  Convertible debenture interest                                                   (2)             (9)            (15)
---------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS - END OF YEAR                                 11           $    441       $     274        $    170
=====================================================================================================================

        See accompanying notes to the consolidated financial statements.

36 BROOKFIELD PROPERTIES CORPORATION

Consolidated Statement of Cashflow

-----------------------------------------------------------------------------------------------------------------------
December 31 (US Millions)                                           note       2001             2000            1999
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

 Funds from operations and gains                                             $    399        $      318       $     259
 Gains                                                                            (54)               --              --
 Net capital recovered from development and
  residential operations                                                           99                97              58
                                                                    ---------------------------------------------------
Cashflow provided by operating activities                                         444               415             317
                                                                    ---------------------------------------------------

FINANCING ACTIVITIES AND CAPITAL DISTRIBUTIONS

 Commercial property debt

  Debt arranged                                                                 1,341               183             112
  Debt amortizations and repayments                                            (1,050)              (74)            (85)
 Other advances                                                     18           (431)              (16)             (1)
 Common shares of subsidiaries acquired                                           (60)              (47)            (58)
 Common shares of the company acquired                                            (42)              (20)             (4)
 Common shares issued                                                              25                 4              --
 Cashflow retained from interests of other shareholders                            14                24              59
 Preferred share dividends and convertible debenture interest                     (21)              (29)            (34)
 Common share dividends                                                           (53)              (37)            (28)
                                                                    ---------------------------------------------------
Cashflow used in financing activities and capital distributions                  (277)              (12)            (39)
                                                                    ---------------------------------------------------

INVESTING ACTIVITIES

 Dispositions and (acquisitions) of real estate, net                18             64              (229)            (58)
 Commercial property tenant improvements                                          (50)              (97)            (48)
 Development and redevelopment investments                                       (101)              (47)            (42)
 Capital expenditures                                                             (14)              (12)            (10)
 Other investments and liabilities                                                (79)              (26)            (38)
                                                                    ---------------------------------------------------
Cashflow used in investing activities                                            (180)             (411)           (196)
                                                                    ---------------------------------------------------
(Decrease) increase in cash resources                                             (13)               (8)             82
Opening cash and cash equivalents                                                 209               217             135
                                                                    ---------------------------------------------------
Closing cash and cash equivalents                                            $    196        $      209       $     217
-----------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

                                                           2001 ANNUAL REPORT 37

Notes to the Consolidated Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (A) GENERAL

The consolidated financial statements are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants ("CICA"). The company's accounting policies and its financial disclosure are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC").

(B) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include:

         (i) the accounts of all subsidiaries of Brookfield Properties Corporation (the "company") including its wholly-owned operations, as well as BPO Properties Ltd. ("BPO Properties") and Brookfield Financial Properties Inc. ("Brookfield Financial Properties"); and

         (ii) the accounts of all subsidiaries' incorporated and unincorporated joint ventures and partnerships to the extent of the company's proportionate interest in their respective assets, liabilities, revenue and expenses.

The company's ownership interests in operating entities which are not wholly owned are as follows:

         (i) Brookfield Financial Properties: The company owns a 95% (2000 and 1999 - 90%) limited partnership equity and general partnership interest in Brookfield Financial Properties.

         (ii) BPO Properties: The company owns 87% (2000 - 87%, 1999 - 52%) on an equity basis and 47% (2000 and 1999 - 47%) on a voting basis of the common shares of BPO Properties.

(C)      PROPERTIES

         (i)      Commercial properties

         Commercial properties held for investment are carried at the lower of cost less accumulated depreciation and net recoverable amount. For operating properties and properties held for long-term investment, a write-down to estimated net recoverable amount is recognized when a property's undiscounted future cashflow is less than its carried value. Projections of future cashflow take into account the specific business plan for each property and management's best estimate of the most probable set of economic conditions anticipated to prevail in the market.

                  Depreciation on buildings is provided on the sinking-fund basis over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to each rental property's carried value, remaining estimated useful life and residual value. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.


         (ii)     Development properties - commercial

         Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at the lower of cost, including pre-development expenditures, and the net recoverable amount.

         (iii)    Development properties - residential

         Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

         (iv) Residential housing inventory and other properties held for sale

         Homes and other properties held for sale, which include properties subject to sales agreements, are recorded at the lower of cost and net realizable value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties.

(D)      CAPITALIZED COSTS

Costs are capitalized on commercial and residential properties which are under development, home building properties and other properties held for sale, including all expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.

38 BROOKFIELD PROPERTIES CORPORATION

(E)      REVENUE RECOGNITION

         Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cashflow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a rental property under development, and related revenue is applied to reduce development costs.

         The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and large corporation taxes.

         Income from the sale of land and other properties is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

(F)      INCOME TAXES

The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, and measured using substantively enacted income tax rates and laws that are expected to apply in the future as the temporary differences reverse and the income tax losses are used. See Note 5 for additional information on the composition of the income tax asset and expense.

(G)      REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

Effective December 31, 2000, the US dollar was adopted as the reporting currency of the company.

         The consolidated financial statements have been presented in US dollars as the company's principal investments and cashflow are influenced primarily by the US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate in effect for the period presented. The company's operations in Canada are self sustaining in nature and as such, cumulative gains and losses arising from the consolidation of the assets and liabilities of these operations are recorded as a separate component of shareholders' equity.

         Historical financial statements and related notes up to and including December 31, 2000 have been restated into US dollars using the prevailing rate at that date of C$1.49 per US$1.00. All amounts expressed in the financial statements are in US dollars unless otherwise noted.

(H)      PER SHARE CALCULATIONS

Effective January 1, 2001, the company adopted the treasury method of accounting for earnings per share. All earnings per share numbers have been retroactively restated and the changes are not material.

         Net income per common share has been calculated after providing for preferred share dividends using the weighted average number of basic common shares outstanding of 159.9 million (2000 - 144 million, 1999 - 133 million) and diluted common shares outstanding of 163.5 million (2000 - 158.5 million, 1999 -
157.6 million).

(I)      CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $156 million (2000 - $147 million, 1999 - $110 million), which is designated for property-specific taxes, operating costs and tenant improvement expenditures, unless otherwise approved by the respective property mortgage holder.

(J)      USE OF ESTIMATES

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

(K)      FUNDS FROM OPERATIONS

Funds from operations ("FFO") is a measurement defined by CIPPREC as net income before certain items including non-cash tax charges, depreciation and amortization. As a result, this amount has been included as a separate line on the consolidated statement of income.

                                                           2001 ANNUAL REPORT 39

NOTE 2: COMMERCIAL PROPERTIES

--------------------------------------------------------------------
(Millions)                           2001         2000         1999
--------------------------------------------------------------------
Commercial properties              $ 6,064      $ 6,600      $ 6,124
Less: accumulated depreciation        (315)        (274)        (227)
--------------------------------------------------------------------
Total                              $ 5,749      $ 6,326      $ 5,897
====================================================================

(A) Commercial properties, carried at a net book value of approximately $2,362 million, are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $23 million annually for the next five years and $1,045 million in total on an undiscounted basis.

(B) Commercial properties are carried net of $140 million (2000 - $150 million, 1999 - $157 million), the result of acquisition of the company's ownership interests in certain commercial properties. Of this amount, $8 million (2000
- $16 million, 1999 - $23 million) relates to lease incentives in place at the time of acquisition, and $132 million (2000 and 1999 - $134 million) relates to reductions in the carrying value of commercial properties as a result of the application of accounting for income taxes (Note 5).

(C) Construction costs of $17 million (2000 and 1999 - $31 million), interest costs of nil (2000 and 1999 - $3 million) and general and administrative expenses of $1 million (2000 and 1999 - $1 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2001.

(D) The following amounts represent the company's proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company's commercial and development properties:

------------------------------------------------------------------------
(Millions)                              2001          2000         1999
------------------------------------------------------------------------
Assets                                 $ 1,362      $   898      $   876
Liabilities                                758          534          530
Operating revenues                         174          129          142
Operating expenses                          61           46           47
Net income                                  59           48           48
Cashflow from operating activities          76           51           55
Cashflow from financing activities           4           (3)          (4)
Cashflow from investing activities         (73)         (30)          (1)
========================================================================

NOTE 3: DEVELOPMENT PROPERTIES

Development properties include commercial development sites, primarily for office development and residential land under and held for development.

----------------------------------------------------------------
(Millions)                                2001     2000     1999
----------------------------------------------------------------
Commercial development sites              $362     $220     $ 21
Residential land under development         253      293      274
Residential land held for development      109      124      152
----------------------------------------------------------------
Total                                     $724     $637     $447
================================================================

         Commercial development sites include commercial land, rights and options which represent developable land. Residential land under and held for development includes fully entitled and land in processing. The company capitalizes interest and administrative and development costs to both commercial and residential development properties. During 2001, the company capitalized construction and related costs of $61 million (2000 - $16 million, 1999 - nil) and $17 million (2000 and 1999 - nil) of interest to its commercial development sites. During 2001, after interest recoveries of $75 million (2000 - $42 million, 1999 - $54 million), the company recovered from its residential development operations a net $15 million (2000 and 1999 - capitalized net $8 million) of interest and capitalized a net nil (2000 and 1999 - $1 million) of administrative and development costs. In connection with residential development operations, these costs are expensed as building lots and homes are sold.

         The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations with the balance shared among the participants in accordance with predetermined joint venture arrangements.

40 BROOKFIELD PROPERTIES CORPORATION

NOTE 4: RECEIVABLES AND OTHER
A description of these assets is as follows:

--------------------------------------------------------------------
(Millions)                                    2001     2000     1999
--------------------------------------------------------------------
Real estate mortgages                         $ 83     $ 94     $125
Other real estate operating receivables        296      332      255
Non-core real estate assets held for sale       41       35      138
Future income tax assets (Note 5)              146      218      300
Prepaid expenses and other assets              223      214      127
--------------------------------------------------------------------
Total                                         $789     $893     $945
====================================================================

NOTE 5: INCOME TAXES

Effective January 1, 1999, the company adopted the new recommendations of the CICA with respect to accounting for income taxes. This change in accounting policy resulted in the recognition of a future income tax asset of $377 million, an increase in other shareholders' interests of $98 million, and a decrease in receivables and other of $28 million. The company's retroactive application of this policy has resulted in revisions to accounting for prior year business combinations, and accordingly, the company has reduced commercial properties by $134 million, development land by $67 million and increased commercial property debt by $23 million. The change in accounting policy had no effect on opening retained earnings for 1999.

         Future income tax assets consist of the following:

---------------------------------------------------------------------------------------------------------------
(Millions)                                                                          2001       2000       1999
---------------------------------------------------------------------------------------------------------------
Future income tax assets related to non-capital and capital losses                  $ 467      $ 502      $ 512
Future income tax liabilities related to differences in tax and book basis, net      (321)      (284)      (212)
---------------------------------------------------------------------------------------------------------------
Total                                                                               $ 146      $ 218      $ 300
===============================================================================================================

         The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $153 million that relate to non-capital losses which expire over the next seven years, and $30 million that relate to capital losses which have no expiry. The company's US subsidiaries have future income tax assets of $284 million that relate to net operating losses which expire over the next 17 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $613 million.

         Future income tax expense consists of the following:

-------------------------------------------------------------------------------------------------
(Millions)                                                            2001      2000        1999
-------------------------------------------------------------------------------------------------
Income tax expense at the Canadian federal and provincial income
     tax rate of 40.6% (2000 - 42.8%, 1999 - 43.5%)                  $ 140      $ 108      $  89
Increase (decrease) in income tax expense due to the following:
     Lower income taxes in other jurisdictions                          (2)        (8)       (13)
     Other shareholders' interests in income tax expense                (5)        (7)       (15)
     Changes in Canadian tax rates                                      34         42         --
     Tax assets previously not recognized                              (45)       (64)       (11)
     Non-taxable portion of capital gains                              (15)        (4)        --
     Other                                                             (25)        15         --
-------------------------------------------------------------------------------------------------
Future income tax expense and other provisions                       $  82      $  82      $  50
=================================================================================================

                                                           2001 ANNUAL REPORT 41

NOTE 6: COMMERCIAL PROPERTY DEBT

The company's commercial property debt outstanding and principal repayments at December 31, 2001 are as follows:

------------------------------------------------------------------------------------------------------------------------------
                          WEIGHTED AVERAGE
                         INTEREST RATE AT                                                 2007 &    2001       2000      1999
(Millions)                DEC. 31, 2001     2002     2003     2004    2005      2006      Beyond    TOTAL      Total     Total
------------------------------------------------------------------------------------------------------------------------------
Commercial
property debt                    7.0%        $87     $554     $118    $125      $131      $3,591   $4,606     $4,702    $4,139
==============================================================================================================================

         Commercial property debt includes $964 million (2000 - $1,153 million, 1999 - $869 million) repayable in Canadian dollars of C$1,532 million (2000 - C$1,718 million, 1999 - C$1,295 million). The weighted average interest rate at December 31, 2000 and 1999 was 7.3%.

NOTE 7: ADVANCES AND RESIDENTIAL CONSTRUCTION FINANCING

Advances and residential construction financing totaled $559 million (2000 - $951 million, 1999 - $1,086 million). Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company. Residential construction financing relates to construction and development loans which are repaid out of the proceeds from the sale of building lots, single-family and condominium homes. As new homes are constructed, further loan facilities are arranged on a rolling basis. The weighted average interest rate on these facilities as at December 31, 2001 was 4.6% (2000 - 8.9%, 1999 - 8.6%). Of these facilities, $354 million are due by the end of 2002, and the remaining balances are due prior to 2007.

         Advances and residential construction financing consist of the following:

--------------------------------------------------------------------
(Millions)                               2001       2000       1999
--------------------------------------------------------------------
Residential construction financing      $  444     $  403     $  448
Advances
Revolving five-year term facilities        115        151        151
Other                                       --        397        487
--------------------------------------------------------------------
Total                                   $  559     $  951     $1,086
====================================================================

         The revolving five-year term facilities are borrowed from a shareholder and bear interest at the prime rate. Up to $150 million of this revolving facility is convertible at either party's option into a fixed-rate financing at 9.75% repayable in 2015. Interest expense includes $4 million (2000 - $5 million, 1999 - $9 million) of interest relating to these advances.

NOTE 8: INTERESTS OF OTHERS IN PROPERTIES

Interests of others in properties includes the amounts of common equity related to other shareholders' interests in property ownership entities which are consolidated in the company's accounts. The balances are as follows:

-------------------------------------------------------------------------------------------------
                                                                Equity
(Millions)                                                     Ownership   2001     2000     1999
-------------------------------------------------------------------------------------------------
Participation by other shareholders in properties through:
Common shares of BPO Properties                                     13%    $ 52     $ 49     $221
Limited partnership units of Brookfield Financial Properties         5%      61      110       94
Brookfield residential operations                                   --       --       --       11
-------------------------------------------------------------------------------------------------
Total                                                                      $113     $159     $326
=================================================================================================

         In June 2001, the company's equity interest in Brookfield Financial Properties was increased to 95%. During 2000, the company's public residential subsidiary was privatized and the company's equity interest in BPO Properties was increased to 87%.

42 BROOKFIELD PROPERTIES CORPORATION

NOTE 9: PREFERRED SHARES - SUBSIDIARIES AND CORPORATE

Subsidiaries and corporate perpetual preferred shares outstanding total $585 million (2000 and 1999 - $607 million) as follows:

(a) Subsidiaries of the company have issued the following perpetual preferred shares:

-------------------------------------------------------------------------------------------------
(Millions)                                                                 2001     2000     1999
-------------------------------------------------------------------------------------------------
Perpetual preferred shares of subsidiaries owned by other shareholders
     BPO Properties                                                        $240     $256     $256
     100% owned subsidiaries                                                 99      105      105
-------------------------------------------------------------------------------------------------
Total subsidiary preferred shares                                          $339     $361     $361
=================================================================================================

(b) The company has the following perpetual preferred shares authorized and outstanding:

----------------------------------------------------------------------------------------------------------------------
(Millions, except share information)                                                        2001       2000       1999
----------------------------------------------------------------------------------------------------------------------
Authorized         Outstanding
6,312,000          6,312,000        Class A redeemable voting preferred shares bearing
                                    a cumulative dividend rate of 7 1/2%                   $  11       $ 11       $ 11
6,000,000          2,000,000        Class AA Series E preferred shares bearing a
                                    cumulative dividend rate of 70% of bank prime             34         34         34
Unlimited          3,000,000        Class AAA Series A preferred shares bearing a
                                    cumulative dividend rate of 9%                            50         50         50
Unlimited          3,000,000        Class AAA Series B preferred shares bearing a
                                    cumulative dividend rate of 9% and exchangeable
                                    into common shares of the company on a public
                                    offering at the prevailing price of the issue             50         50         50
Unlimited          6,000,000        Class AAA Series C and D preferred shares bearing
                                    a cumulative dividend rate of 8% and exchangeable
                                    into common shares of the company on a public
                                    offering at the prevailing price of the issue            101        101        101
----------------------------------------------------------------------------------------------------------------------
Total                                                                                      $ 246      $ 246      $ 246
======================================================================================================================

NOTE 10: CONVERTIBLE DEBENTURES

The company has no convertible debentures outstanding at December 31, 2001. In August 2001, the June 2008 debentures, in the amount of $50 million, were converted into 2,622,100 common shares of the company by the holders according to their terms after the company announced its intention to redeem the issue for cash as permitted by the conditions of the trust indenture.

         In June 2000, the February 2007 debentures, in the amount of $201 million, were converted by the holders into 19,986,682 common shares in accordance with the conversion right associated with the February 2007 debentures.

NOTE 11: COMMON SHARES

The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

---------------------------------------------------------------------------------------
(Millions, except share information)                       2001        2000       1999
---------------------------------------------------------------------------------------
Common shares                                              $1,459     $1,404     $1,097
Retained earnings, contributed surplus, and cumulative
  translation adjustment                                      485        383        286
---------------------------------------------------------------------------------------
Total                                                      $1,944     $1,787     $1,383
=======================================================================================

                                                           2001 ANNUAL REPORT 43

     The company has a management share option plan in which options vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the time they are granted. Members of the share option plan can elect to purchase shares at the exercise price or, pursuant to the market growth option, receive cash equal to the difference between the exercise price and the current market price. The following table sets out the number of common shares which the company may issue under the management share option plan:


                                                                                      2001
                                                                         --------------------------------
                                                    Issue     Expiry       NUMBER        WEIGHTED AVERAGE
                                                    Date       Date      OF SHARES        EXERCISE PRICE
                                                    -----     ------     ---------       ----------------
Share option plan                                   1996       2002        105,000           $ 3.14
                                                    1997       2008         63,200             7.28
                                                    1998       2009        808,500            11.71
                                                    1999       2009        243,300             9.11
                                                    2000       2010      1,112,581            10.44
                                                    2001       2011        950,308            16.04
                                                    ----       ----      ---------           ------
                                                                         3,282,889           $11.98
                                                                         =========           ======

     During the years 2001, 2000 and 1999, common shares issued and outstanding changed as follows:


                                                              2001               2000               1999
                                                          -----------        -----------        -----------
Common shares outstanding, beginning of period            158,746,008        132,692,936        133,071,717
Add shares issued on:
  Conversion of debentures                                  2,622,100         19,986,702                119
  Exercise of warrants                                      2,500,000            278,003               --
  Exercise of options                                         195,329            196,700             10,300
  In exchange for shares of:
    - BPO Properties                                           17,669          5,314,044               --
    - Carma Corporation                                          --            1,863,923               --
Deduction of shares as a result of repurchases made        (2,402,700)        (1,586,300)          (389,200)
                                                          -----------        -----------        -----------
Common shares outstanding, end of period                  161,678,406        158,746,008        132,692,936
                                                          ===========        ===========        ===========



     During 2001, the exercise of options issued under the company's management share option plan generated cash proceeds of $1.4 million (2000 - $0.8 million, 1999 - $0.1 million). In 2000, common shares were issued on the privatization of the company's subsidiary, Carma Corporation, at a price of $15.94 per share. Upon the acquisition of an additional 33% of BPO Properties, 5,314,044 shares were issued at a price of $15.97 per share plus a further 17,669 shares in 2001 in conjunction with deficient tenders. Warrants to acquire common shares of the company, that were exercised during the year, generated proceeds of $24.2 million (2000 - $2.8 million). During 2001, common shares of the company were acquired for cancellation pursuant to the normal course issuer bid at an average price of $17.30 per share (2000 - $12.50, 1999 - $10.46). In addition, there are 121,997 outstanding warrants as at December 31, 2001 to purchase common shares of the company for $9.43 per share, which expire May 2003.

     Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $(27) million (2000 and 1999 - $12 million) and contributed surplus of $71 million (2000 - $97 million, 1999 - $104 million). During the year, contributed surplus decreased $5 million pursuant to the exercise of options under the market growth feature and $21 million from the repurchase of the company's common shares.


44 BROOKFIELD PROPERTIES CORPORATION

NOTE 12: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS

(a) Commercial property operations

The results of the company's commercial property operations are as follows:

(Millions)                                 2001          2000          1999
---------                                ------         -----         -----

Commercial property operations           $1,007         $ 989         $ 910
Expenses                                   (390)         (397)         (361)
Lease termination income and gains           55            19            20
                                         ------         -----         -----
Total                                    $  672         $ 611         $ 569
                                         ======         =====         =====


     Due to the events of September 11th and the impact on Brookfield's properties in Lower Manhattan, commercial property income includes $49 million in proceeds received due to business interruption insurance claims as a result of loss of revenue.

(b) Development and residential operations

Development and residential operations' results for the year are as follows:


(Millions)                     2001          2000          1999
---------                   -------        ------         -----
Revenue                     $ 1,176        $1,047         $ 844
Expenses                     (1,091)         (970)         (781)
                            -------        ------         -----
Total                       $    85        $   77         $  63
                            =======        ======         =====


NOTE 13: CORPORATE ACQUISITIONS

In June 2001, the company acquired a further 5.4% of Brookfield Financial Properties for cash consideration of $60 million.

     During 2000, the company launched two tender bids, one for the shares of BPO Properties, and one for the shares of Carma Corporation. As a result of these transactions, the company's interest in BPO Properties increased to 85% on an equity basis and increased to 100% in Carma Corporation. The consideration paid for these increased interests are as follows:


                                                             BPO Properties Ltd.               Carma Corporation
(Millions)                                                     September 2000                    September 2000
---------                                                    -------------------               ------------------
Consideration paid
Cash                                                               $ 5                               $ 1
Common shares                                                       85                                30
                                                                   ---                               ---
Total                                                              $90                               $31
                                                                   ===                               ===

     The net effect of these acquisitions on the company's consolidated balance sheet was a decrease in other shareholders' interests of $56 million (2000 - $119 million), increase in other assets of nil (2000 - $14 million), and an increase in commercial properties of $4 million (2000 - $12 million decrease).


                                                           2001 ANNUAL REPORT 45

NOTE 14: SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company's principal areas of business by industry and geographic location:


                                            United States                       Canada                           Total
                                  -----------------------------    ----------------------------      -----------------------------

(Millions)                         2001        2000       1999      2001        2000       1999       2001        2000       1999
---------                         ------      ------     ------    ------      ------    -------     ------      ------     -------

Commercial property operations
  Rental revenues*                $  688      $  701     $  666    $  319      $  288     $  244     $1,007      $  989     $  910
  Lease termination income
    and gains                         25          19         20        30          --         --         55          19         20
  Expenses                           254         260        250       136         137        111        390         397        361
                                  ------      ------     ------    ------      ------    -------     ------      ------     -------
                                     459         460        436       213         151        133        672         611        569
Residential development
  operations
  Revenues                         1,030         878        673       146         169        171      1,176       1,047        844
  Expenses                           967         825        628       124         145        153      1,091         970        781
                                  ------      ------     ------    ------      ------    -------     ------      ------     -------
                                      63          53         45        22          24         18         85          77         63
Other revenues                        17          13         14        25          32         38         42          45         52
                                  ------      ------     ------    ------      ------    -------     ------      ------     -------
Operating income                     539         526        495       260         207        189        799         733        684
Depreciation and amortization         48          44         42        28          22         14         76          66         56
                                  ------      ------     ------    ------      ------    -------     ------      ------     -------
Income before unallocated costs      491         482        453       232         185        175        723         667        628
Unallocated costs**                                                                                     482         497        475
                                  ------      ------     ------    ------      ------    -------     ------      ------     -------
Net income                                                                                           $  241      $  170     $  153
                                  ------      ------     ------    ------      ------    -------     ------      ------     -------
Assets
  Commercial properties           $4,339      $4,484     $4,512    $1,410      $1,842     $1,385     $5,749      $6,326     $5,897
  Development properties             508         444        266       216         193        181        724         637        447
  Residential inventory              521         540        521        97          19         41        618         559        562
  Receivables and other              370         545        363       418         348        582        789         893        945
  Cash and cash equivalents          196         192        133        --          17         84        196         209        217
                                  ------      ------     ------    ------      ------    -------     ------      ------     -------
                                  $5,934      $6,205     $5,795    $2,141      $2,419     $2,273     $8,076      $8,624     $8,068
                                  ------      ------     ------    ------      ------    -------     ------      ------     -------
Commercial property tenant
  improvements                    $   24      $   74     $   36    $   26      $   23     $   12     $   50      $   97     $   48
(Dispositions) and acquisitions
  of real estate, net                (24)        142         25       (40)         87         33        (64)        229         58
Development and
  redevelopment investments           75          17          7        26          30         35        101          47         42
Capital expenditures                   6           4          3         8           8          7         14          12         10
                                  ------      ------     ------    ------      ------    -------     ------      ------     -------


* During 2001, rental revenues from Merrill Lynch & Company Inc. accounted for 9% (2000 - 10%, 1999 - 11%) of consolidated revenue.

** Unallocated costs include interest, administrative and development expenses, other shareholders' interests, non-cash taxes and other provisions.


 46 BROOKFIELD PROPERTIES CORPORATION

OTHER INFORMATION

NOTE 15: FUNDS FROM OPERATIONS DIFFERENCES

Funds from operations, as reported, recognizes rental revenue over the term of a lease as it becomes contractually due. Applying the straight-line method of rental revenue recognition on a pro forma basis would increase funds from operations and gains for diluted common shareholders to $412 million (2000 - $334 million, 1999 - $274 million) from the reported level of $399 million (2000
- $318 million, 1999 - $259 million).



Years ended December 31 (Millions, except per share information)       2001        2000        1999
----------------------------------------------------------------      -----       -----       -----
Funds from operations and gains - as reported                         $ 399       $ 318       $ 259
Adjustment to reflect straight-line rental revenue                       14          19          18
Other shareholders' interests                                            (1)         (3)         (3)
                                                                      -----       -----       -----
Funds from operations and gains - pro forma                           $ 412       $ 334       $ 274
                                                                      -----       -----       -----
Funds from operations per share - diluted - pro forma                 $2.40       $1.98       $1.61
                                                                      -----       -----       -----


NOTE 16: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles ("Canadian GAAP") differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The effects of significant accounting differences on the company's balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes.

     Under Canadian GAAP, companies are permitted to provide supplementary measures of earnings, earnings per share and FFO per share in the notes to the consolidated financial statements, provided that these measures are not given the same prominence as reported earnings per share. For the purpose of reporting under US GAAP, companies do not disclose supplementary measures of net earnings, earnings per share, funds from operations and FFO per share.

(a) Income statement differences

The incorporation of the significant differences in accounting principles in the company's income statements for the years ended December 31, 2001, 2000 and 1999 under US GAAP would result in net income under US GAAP of $173 million (2000 - $178 million, 1999 - $99 million). The main differences between Canadian GAAP and US GAAP are summarized in the following table:


Years ended December 31 (Millions, except per share information)      2001                   2000             1999
                                                                     -----                   ----             ----
Net income as reported under Canadian GAAP                         $ 241                    $ 170             $ 153
Adjustments:
        (i)    Increased commercial property income                   14                       19                18
        (ii)   Increased commercial property depreciation            (69)                     (65)              (65)
        (iii)  Increased commercial property gains                    16                        -                 -
        (iv)   (Increased) decreased deferred income taxes           (25)                      63                 3
        (v)    Subordinated convertible debenture interest            (2)                      (9)              (15)
        (vi)   Stock option expense                                   (4)                      (6)               (1)
        (vii)  Decreased other shareholders' interests                 2                        6                 6
                                                                   -----                    -----             -----
Net income under US GAAP*                                          $ 173                    $ 178             $  99
                                                                   -----                    -----             -----
Net income per share
  Basic                                                            $0.96                    $1.10             $0.59
  Diluted                                                          $0.95                    $1.07             $0.59
                                                                   -----                    -----             -----

* There are no extraordinary items or discontinued operations included in these results.

     Effective December 31, 2000, the company adopted the US dollar as its reporting currency. Prior to this change, the Canadian dollar had been used as the company's reporting currency. Under Canadian GAAP, the company's financial statements for all periods presented through December 31, 2000 have been translated from Canadian dollars to


2001 ANNUAL REPORT 47

US dollars using the exchange rate in effect at December 31, 2000. Under US GAAP, the financial statements for the periods prior to the change in reporting currency must be translated to US dollars using the current rate method, which uses specific year end and specific annual average exchange rates as appropriate. The application of the current rate method to the periods presented has a significant differential effect on net income, comprehensive income, and the balance sheet as described throughout this note and are outlined in each category between Canadian GAAP and US GAAP as follows:

(i) Increased commercial property income

Under Canadian GAAP, rental revenue is recognized over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Under US GAAP, rental revenue is recognized on a straight-line basis over the term of the lease. The net impact of using the straight-line method on the income of the company would be to increase the commercial property revenue by $14 million (2000 - $19 million, 1999 - $18 million).

(ii) Increased commercial property depreciation

Under Canadian GAAP, commercial properties have been depreciated using the sinking-fund method. Under US GAAP, commercial properties are depreciated on a straight-line basis. In recalculating depreciation on a straight-line basis, the additional depreciation expense would be $69 million (2000 and 1999 - $65 million).

(iii) Increased commercial property gains

Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii) above. The net impact of these amounts would be an increase in commercial property gains for 2001 of $16 million.

(iv) Increased (decreased) deferred income taxes

Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2001, a reduction of deferred income tax expense of $31 million (2000 - $21 million, 1999 - $3 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.

Under Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year's statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. In 2000, legislation implementing a decrease in certain Canadian income tax rates was proposed but not enacted. This legislation was enacted in 2001. Accordingly, an additional $56 million tax expense (2000 - $42 million reduction) is recorded under US GAAP.

(v) Subordinated convertible debenture interest

Under Canadian GAAP, the company's subordinated convertible debentures are recorded as a component of the company's capital base and the related interest paid recorded as a distribution from retained earnings, as a result of the company's option of repaying these debentures by delivering its common shares to the holders and meeting interest obligations by issuing common shares. Under US GAAP, nil (2000 - $50 million, 1999 - $258 million) of subordinated convertible debentures would be recorded as indebtedness. The corresponding interest charge of $2 million (2000 - $9 million, 1999 - $15 million) is recorded as a charge to income compared with a distribution from retained earnings under Canadian GAAP. There is no effect on basic or diluted net income per share.

(vi) Stock options expense

Under Canadian GAAP, no compensation expense has been recorded in respect of stock options granted during the year. Under US GAAP, the company has adopted the recommendations of the Statement of Financial Accounting Standards No. 123 ("SFAS 123") which is entitled, "Accounting for Stock-Based Compensation" and which establishes financial accounting and reporting standards for stock-based employee compensation plans.

Under SFAS 123, the company accounts for stock options or similar equity instruments under a fair value methodology. Under this method, options are valued using an acceptable valuation method and the charge on an annual basis is reflected in the income statement. Using the Black-Scholes model of valuation, assuming a 10-year term, 18% volatility (2000 and 1999 - 27%) and an interest rate of 5.5% (2000 and 1999 - 6%), the cost of stock compensation would be $4 million (2000 - $6 million, 1999 - $1 million). This amount has been recorded as an expense under US GAAP.




48 BROOKFIELD PROPERTIES CORPORATION

(vii) Decreased other shareholders' interests

Under US GAAP, other shareholders' interests are adjusted for the differences from Canadian GAAP. The total adjustment results in a decrease in other shareholders' interests of $2 million (2000 and 1999 - $6 million), which relate to a recovery of $4 million (2000 and 1999 - $9 million) from increased commercial property depreciation, offset by $1 million (2000 and 1999 - $3 million) relating to the other shareholders' interests in straight-line rental income, and $1 million (2000 and 1999 - nil) from increased commercial property gains.

(B) COMPREHENSIVE INCOME

Under US GAAP, the Financial Accounting Standards Board ("FASB") issued SFAS 130 "Reporting Comprehensive Income." Comprehensive income, which incorporates net income, includes all changes in equity during the year, and accordingly, the change in the company's cumulative translation adjustment is reflected in the company's calculation of comprehensive income for fiscal 2001, 2000 and 1999:


Years ended December 31 (Millions)                               2001          2000        1999
---------------------------------                                ----          ----        ----
Net income under Canadian GAAP                                   $241          $170        $153
Foreign currency translation adjustment under Canadian GAAP       (39)            -         (10)
                                                                 ----          ----        ----
Comprehensive income using Canadian GAAP amounts                 $202          $170        $143
                                                                 ====          ====        ====

     Comprehensive income using US GAAP amounts is $134 million (2000 - $134 million, 1999 - $175 million). Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company's reporting currency, and from other differences between Canadian and US GAAP as described above under "Income statement differences".

(C) BALANCE SHEET DIFFERENCES

There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. The incorporation of the significant differences in accounting principles in the company's financial statements as at December 31, 2001, 2000 and 1999, would result in the following balance sheet presentation under US GAAP:


As at December 31 (Millions)                         2001       2000       1999
---------------------------                         ------     ------     ------
Assets
  Commercial properties                             $5,423     $6,027     $5,699
  Development properties                               724        637        453
  Residential housing inventory                        618        559        560
  Receivables and other                                743        774        716
  Deferred income taxes                                244        343        375
  Cash and cash equivalents                            196        209        220
                                                    ------     ------     ------
Total assets under US GAAP                          $7,948     $8,549     $8,023
                                                    ======     ======     ======
Liabilities and shareholders' equity
  Commercial property debt                          $4,606     $4,702     $4,170
  Residential construction financing                   444        786        772
  Notes and shareholders' advances                     115        165        275
  Accounts payable                                     277        377        269
  Interests of others in properties                    103        140        314
  Subordinated convertible debentures                   -          50        258
  Preferred shares
    Subsidiaries                                       339        361        374
    Corporate                                          273        273        273
  Common shares                                      1,791      1,695      1,318
                                                    ------     ------     ------
Total liabilities and equity under US GAAP          $7,948     $8,549     $8,023
                                                    ======     ======     ======



                                                           2001 ANNUAL REPORT 49

     The significant differences in each category between Canadian GAAP and US GAAP are as follows:

Commercial properties

As at December 31 (Millions)                         2001       2000       1999
---------------------------                         ------     ------     ------
Commercial properties under Canadian GAAP           $5,749     $6,326     $5,897
Additional accumulated depreciation under US GAAP     (326)      (299)      (243)
Foreign currency translation adjustment                 -          -          45
                                                    ------     ------     ------
Commercial properties under US GAAP                 $5,423     $6,027     $5,699
                                                    ======     ======     ======

     There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to US GAAP requiring straight-line depreciation to be applied to depreciable assets rather than the sinking-fund method of depreciation. At December 31, 2001, this would result in a cumulative adjustment of $326 million (2000 - $299 million, 1999 - $243 million). The second difference relates to the method of accounting for joint ventures and partnerships. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the company's ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, US regulations do not require adjustment to equity account the joint ventures. The presentation of the company's joint ventures does not require adjustment to the equity method.

     Under Canadian GAAP, commercial properties held for investment purposes are carried at the lower of cost and net recoverable amount as disclosed in
Note 1(c). Under US GAAP, these assets, on an identifiable unit basis, are required to be reviewed for impairment in accordance with the requirements under SFAS 121,which is entitled, "Accounting for the Impairment of Long-Lived Assets and for Assets to be Disposed Of." There is no material impact as a result of this standard as at December 31, 2001, 2000 and 1999.

Receivables and other

The principal differences in the accounting for receivables and other under US GAAP are the inclusion of a straight-line rent receivable of $100 million (2000 - $99 million, 1999 - $80 million) which would result under US GAAP if the company straight-lined its revenue, and the reclassification of deferred income taxes, both of which are disclosed separately.


December 31 (Millions)                               2001     2000     1999
---------------------                               -----    -----    -----
Receivables and other under Canadian GAAP           $ 789    $ 893    $ 945
Straight-line rent receivable                         100       99       80
Foreign currency translation adjustment                -        -        (9)
Reclassification of deferred income taxes            (146)    (218)    (300)
                                                    -----    -----    -----
Receivables and other under US GAAP                 $ 743    $ 774    $ 716
                                                    =====    =====    =====

Deferred income taxes

Under US GAAP, the company has a deferred tax asset of $244 million (2000 - $343 million, 1999 - $375 million). The offsetting balance created by this adjustment decreases receivables and other by $146 million (2000 - $218 million, 1999 - $300 million), decreases cumulative translation adjustment by $5 million (2000 - nil, 1999 - $10 million) and increases shareholders' equity by $103 million (2000 - $125 million, 1999 - $65 million).

     The deferred income tax asset under US GAAP is as follows:


December 31 (Millions)                                            2001       2000       1999
---------------------                                            -----      -----      -----
Tax assets related to net operating and capital losses           $ 653      $ 725      $ 718
Tax liabilities related to differences in tax and book basis      (181)      (158)      (123)
Valuation allowance                                               (228)      (224)      (220)
                                                                 -----      -----      -----
Deferred income tax asset under US GAAP                          $ 244      $ 343      $ 375
                                                                 =====      =====      =====





 50 BROOKFIELD PROPERTIES CORPORATION

Common shareholders' equity

The cumulative impact of US GAAP adjustments to common shareholders' equity is as follows:

December 31 (Millions)                                      2001          2000          1999
----------------------                                     ------        ------        ------
Common shareholders' equity under Canadian GAAP            $1,944        $1,787        $1,383
Adjustment to accumulated depreciation under US GAAP         (326)         (299)         (243)
Adjustment to deferred income tax asset under US GAAP          98           125            65
Rental revenue adjustments under US GAAP                      100            99            80
Stock option expense adjustments under US GAAP                 (8)           (9)           (3)
Other shareholders' interests                                  10            19            19
Foreign currency translation adjustments, net                 (27)          (27)           17
                                                           ------        ------        ------
Common shareholders' equity under US GAAP                  $1,791        $1,695        $1,318
                                                           ======        ======        ======


     As a result of the above adjustments, components of common shareholders' equity under US GAAP, after the adjustments above, are as follows:

December 31 (Millions)                                             2001          2000          1999
---------------------                                            ------        ------        ------

Common shares                                                    $1,551        $1,496        $1,190
Additional paid-in capital, net*                                    526           385           287
Cumulative translation adjustment                                  (160)         (121)          (77)
Cumulative adjustments to net income and retained earnings         (126)          (65)          (82)
                                                                 ------        ------        ------
Common shareholders' equity under US GAAP                        $1,791        $1,695        $1,318
                                                                 ======        ======        ======


*Net of retained earnings of $113 million (2000 - $28 million deficit, 1999 - $133 million deficit).

Joint ventures

The following amounts represent the company's proportionate interest in incorporated and unincorporated joint ventures reflected in the company's balance sheet for US GAAP purposes:


As at December 31 (Millions)                  2001           2000          1999
----------------------------                 ------          ----          ----

Assets                                       $1,115          $683          $689
Liabilities                                     539           315           313
Operating revenue                               133            88           103
Operating expenses                               50            36            38
Net income                                       39            29            29
Cashflows from operating activities              61            36            40
Cashflows from investing activities               4            (3)           (4)
Cashflows from financing activities             (73)          (30)           (1)
                                             ------          ----          ----

(D) CASHFLOW STATEMENT DIFFERENCES

The statement of cashflow prepared under US GAAP differs from Canadian GAAP because US GAAP requires reclassification of interest on convertible debentures from a financing item to an operating item. As a result of the differences in accounting for these items described, the summarized cashflow statement under US GAAP is as follows:

Years ended December 31 (Millions)                           2001        2000        1999
----------------------------------                           -----       -----       -----
Cashflows from (applied to) the following activities
Operating                                                    $ 442       $ 406       $ 302
Financing                                                     (275)         (3)        (24)
Investing                                                     (180)       (414)       (174)
                                                             -----       -----       -----
Net (decrease) increase in cash and cash equivalents         $ (13)      $ (11)      $ 104
                                                             =====       =====       =====


                                                           2001 ANNUAL REPORT 51

(E) RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2001, FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and the corresponding amendments under SFAS 137 and SFAS 138. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. The company does not use derivatives for speculative purposes. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of comprehensive income), depending on whether or not the derivative is being used to hedge changes in fair value or cashflows. Adopting SFAS 133, as amended by SFAS 138, did not have a material impact on the company's consolidated results of operations, financial position or cashflows.

     In July 2001, FASB issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 addresses the accounting for goodwill and other intangible assets. SFAS 142 specifies that, among other things, intangible assets with an indefinite useful life and goodwill will no longer be amortized. The standard requires goodwill to be periodically tested for impairment and written down to fair value if considered impaired. SFAS 141 is effective immediately and SFAS 142 is effective for fiscal years beginning after December 15, 2001. The new standards are not expected to have a significant impact on the company's consolidated financial statements.

     In August 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligations", which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. In October 2001, FASB issued SFAS 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets, including discontinued operations, and it develops one accounting model for long-lived assets that are to be disposed of by sale. The company has not yet determined the impact, if any, of adopting SFAS 143 and SFAS 144.


NOTE 17: CONTINGENCIES AND OTHER

(A) The company and its operating subsidiaries are contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. In the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial statements of the company.

     Generally accepted accounting principles require that, where practical, estimates be made with respect to the fair value of both on and off balance sheet financial instruments. The financial assets of the company are generally short-term floating rate loans receivable of a trade nature. At December 31, 2001, the fair value of loans receivable exceeded their book value by $1 million (2000 and 1999 - $1 million). The fair value of mortgages and loans payable is determined by references to current market rates for debt with similar terms and risks. As at December 31, 2001, the fair value of mortgages and loans payable is below the book value of these obligations by $86 million (2000 - exceeded the book value by $27 million, 1999 - below the book value by $194 million).

     Included in commercial property debt is $267 million (2000 - $197 million, 1999 - $260 million) of mortgage financing contracts held by related parties.

(B) IMPACT OF SEPTEMBER 11, 2001

Brookfield owns eight million square feet of space in four office towers surrounding the World Trade Center site - One Liberty Plaza and Towers One, Two and Four of the World Financial Center. These properties sustained mainly cosmetic damage as a result of the attack on and subsequent collapse of the World Trade Center. The primary nature of the damage consisted of replacement of broken windows and some repair to the granite facade on the World Financial Center. As a result of the type of leases on two of the company's properties, Brookfield is only responsible for the repairs to One Liberty Plaza, One World Financial Center and the Winter Garden atrium. The two remaining properties, Towers Two and Four at the World Financial Center, are triple-net leased to Merrill Lynch.

     From an insurance perspective, Brookfield is covered for any costs incurred to repair damage to One Liberty Plaza and One World Financial Center and the Winter Garden atrium and common areas of the World Financial Center, as well as for business interruption. Towers Two and Four of the World Financial Center are covered by insurance in place under





52 BROOKFIELD PROPERTIES CORPORATION
tenant leases. To date, approximately $87 million has been received for property and business interruption claims relating to One Liberty Plaza and One World Financial Center. Brookfield expects to collect the full balance of its claim.

     One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. To date, there have been no lease cancellations in the New York portfolio.

     The company has conducted a full review of all its leases with external legal experts. The company has concluded that, while it cannot possibly prevent attempts by tenants to take advantage of these events to benefit their individual circumstances, its contractual agreements as they relate to leases are in full force and effect. Also, as a result of September 11, 2001, the company does not have terrorism insurance. Accordingly, a terrorist act could have a material effect on the company's assets. The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.

(C) COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation. Comparative figures have been restated in US dollars as discussed in Note 1(g).


NOTE 18: SUPPLEMENTAL CASHFLOW INFORMATION


Years ended December 31 (Millions)                                               2001         2000         1999
----------------------------------                                              -----        ------       ------
Other advances
  Debt arranged                                                                 $  -         $  309       $ 103
  Debt repayments                                                                (431)         (325)       (104)
                                                                                -----        ------       ------
                                                                                $(431)        $ (16)      $  (1)
                                                                                =====        ======       ======
Investing activities
  Dispositions of real estate, net                                              $ 249         $  25       $  98
  Acquisitions of real estate, net                                               (185)         (254)       (156)
                                                                                -----        ------       ------
                                                                                $  64         $(229)      $ (58)
                                                                                =====        ======       ======


                                                           2001 ANNUAL REPORT 53

Selected Financial Information

December 31 (Millions, except per share and land and housing information)
------------------------------------------------------------------------------------------------------------
                                                    2001         2000         1999        1998          1997
------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
  Commercial property net operating income         $   672      $   611      $   569      $   506      $   346
  Funds from operations and gains                      399          318          259          197          110
  Net income                                           241          170          153          129           73
  Total assets                                       8,076        8,624        8,068        7,717        6,311
  Capital base                                       2,642        2,603        2,567        2,422        2,202


PER DILUTED COMMON SHARE
  Common shares outstanding (Millions)               161.7        158.7        132.7        133.1        132.8
  Fully diluted shares outstanding (Millions)        165.1        167.4        160.3        160.4        155.7
  Funds from operations and gains                  $  2.32      $  1.88      $  1.52      $  1.13      $  0.78
  Funds from operations prior to lease
    termination income and gains                      2.03         1.77         1.41         1.13         0.78
  Net income                                          1.36         0.95         0.85         0.70         0.46
  Dividends paid                                      0.33         0.25         0.21         0.16         0.07
  Shareholders' equity - book value                  12.02        11.34        10.49         9.97         9.42
  Common share price at year end                     17.20        17.63        10.50        12.09        16.68


OPERATING DATA
  Commercial properties
    Number of properties                                50           60           46           50           55
    Rentable area (Sq. Ft.)                             45           46           33           34           32
    Effective interest (Sq. Ft.)                        37           41           29           30           26
    Average occupancy (%)                               97           97           96           96           96
    Property management
   Area managed (Sq. Ft.)                              120          120          119          109           95
  Land and housing
    Building lots
    - Entitled                                      44,872       38,656       36,156       36,416       17,698
    - Unentitled                                    10,806       21,563       26,525       23,609       32,062
    Total                                           55,678       60,219       62,681       60,025       49,760
    Lot sales (Units)                                6,130        6,187        5,563        4,461        4,658
    Home sales (Units)                               2,855        2,660        2,609        2,529        1,955



54 BROOKFIELD PROPERTIES CORPORATION

DIRECTORS


Gordon E. Arnell                            Jack L. Cockwell(2)                      Allan S. Olson(1)(3)
Cobh, County Cork, Ireland                  Toronto, Ontario                         Edmonton, Alberta
Chairman                                    Co-Chairman                              President
Brookfield Properties Corporation           Brascan Corporation                      First Industries Corporation

David D. Arthur                             Robert A. Ferchat(2)                     Sam Pollock, O.C.(1)(3)
Toronto, Ontario                            Mississauga, Ontario                     Toronto, Ontario
President and CEO, Canadian Operations      Corporate Director                       Corporate Director
Brookfield Properties Corporation
                                            J. Bruce Flatt(2)(3)                     John E. Zuccotti
Jean A. Beliveau, O.C.(2)                   Toronto, Ontario                         New York, New York
Montreal, Quebec                            President and Chief Executive Officer    Co-Chairman
President                                   Brascan Corporation                      Brookfield Properties Corporation
Jean Beliveau Inc.
                                            Roger N. Garon(2)
Richard B. Clark                            Montreal, Quebec
New York, New York                          Chairman
President and Chief Executive Officer       Multi-Vet Ltd.
Brookfield Properties Corporation                                                    Membership of Board Committees:
                                            John R. McCaig, O.C.(3)                  (1) Audit Committee
William T. Cahill(1)                        Calgary, Alberta                         (2) Human Resources Committee
Ridgefield, Connecticut                     Chairman                                 (3) Governance and Nominating Committee
Managing Director                           Trimac Corporation
Citicorp Real Estate, Inc.
                                            Paul D. McFarlane(1)
Ian G. Cockwell                             Mississauga, Ontario
Oakville, Ontario                           Senior Vice President
Chairman and CEO, Residential               Canadian Imperial Bank of Commerce
Brookfield Properties Corporation





CORPORATE GOVERNANCE


A full statement of Brookfield's corporate governance practices, including the mandate of the Board and its committees, can be found in the Management Proxy Circular dated February 21, 2002.



                                                           2001 ANNUAL REPORT 55

OFFICERS

CORPORATE                                   PROPERTY OPERATIONS                     RESIDENTIAL OPERATIONS

                                            UNITED STATES                           Ian G. Cockwell
Gordon E. Arnell                                                                    Chairman and Chief Executive Officer
Chairman                                    Dennis H. Friedrich
                                            Executive Vice President and COO        Paul G. Kerrigan
Richard B. Clark                                                                    Senior Vice President and CFO
President and Chief Executive Officer       Edward F. Beisner
                                            Senior Vice President and Controller    Richard T. Whitney
John E. Zuccotti                                                                    Senior Vice President, Finance
Co-Chairman                                 Lawrence F. Graham
                                            Senior Vice President, Development      WEST COAST REGION
J. Bruce Flatt
Vice Chairman                               Jeremiah B. Larkin                      John J. Ryan
                                            Senior Vice President, Leasing          President, San Francisco Bay Area
Steven J. Douglas
Executive Vice President and CFO            Kathleen G. Kane                        Jeffrey J. Prostor
                                            Senior Vice President and               President, Southland Area
G. Mark Brown                               General Counsel
Senior Vice President, Finance                                                      Stephen P. Doyle
                                            Harold R. Brandt                        President, San Diego Area
Katherine C. Vyse                           President, Midwest Region US
Senior Vice President, Investor Relations                                           EAST COAST REGION
                                            CANADA
P. Keith Hyde                                                                       Peter E. Nesbitt
Vice President, Taxation                    David D. Arthur                         President and Chief Executive Officer
                                            President and Chief Executive Officer
Lenis W. Quan                                                                       Sidney J. Kerrigan
Vice President, Finance                     Thomas F. Farley                        President, Toronto Area
                                            Senior Vice President, Western Canada
T. Nga Trinh                                                                        Robert C. Hubbell
Vice President and Controller               Philip Mostowich                        President, Virginia Area
                                            Senior Vice President, Eastern Canada
Melissa J. Coley                                                                    Albert C. Piazza
Vice President, Investor Relations          Kieran F. Mulroy                        President, Florida Area
                                            Senior Vice President
Linda T. Northwood                                                                  MOUNTAIN REGION
Corporate Secretary and                     Karen H. Weaver
Director, Investor Relations                Senior Vice President,                  Alan Norris
                                            Operations Services and CFO             President and Chief Executive Officer

                                            Seamus Foran                            David C. Harvie
                                            Senior Vice President, Project Finance  Senior Vice President
SERVICE BUSINESSES                          and Investments
                                                                                    Douglas W. Kelly
John W. Campbell                            Michelle DiEmanuele                     Senior Vice President, Edmonton
President, Brookfield Ventures              Vice President, Human Resources
                                                                                    Karen Leeds
John M. Oakes                               Gordon E. Widdes                        Senior Vice President and CFO
President, Residential Services Inc.        Vice President, Information Systems
                                                                                    John Olson
David H. Glass                              Michael Zessner                         Senior Vice President, Housing
President, Brookfield LePage                Vice President and General Counsel
Johnson Controls                                                                    Michael Dutczak
                                                                                    Senior Vice President, Calgary
Gordon I. Hicks
Executive Vice President,
Brookfield LePage Johnson Controls

56 BROOKFIELD PROPERTIES CORPORATION

Corporate Information

HEAD OFFICE

NEW YORK

One Liberty Plaza
165 Broadway, 6th Floor
New York, New York 10006
Tel: 212.417.7000
Fax:212.417.7196

Website: www.brookfieldproperties.com

TORONTO

BCE Place, 181 Bay Street, Suite 4300
P.O. Box 770, Bay Wellington Tower
Toronto, Ontario M5J 2T3
Tel: 416.369.2300
Fax:416.369.2301

STOCK EXCHANGES

New York, Toronto

Ticker Symbol

Common Shares - BPO

TRANSFER AGENT

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

Tel: 416.643.5500 or 800.387.0825
(toll free throughout North America)
Fax:416.643.5501

Website: www.cibcmellon.com

E-mail: inquiries@cibcmellon.com

SHAREHOLDER INFORMATION WWW.BROOKFIELDPROPERTIES.COM

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to either Katherine Vyse, Senior Vice President, Investor Relations at (416) 369-2300 or via e-mail at kvyse@brookfieldproperties.com or to Melissa Coley, Vice President, Investor Relations at (212) 417-7000 or via e-mail at mcoley@brookfieldus.com. Inquiries regarding financial results should be directed to Steven Douglas, Executive Vice President and Chief Financial Officer at (416) 369-2300 or via e-mail at sdouglas@brookfieldproperties.com.

         Shareholder questions relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent.


2001 ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Shareholders will be held at The Exchange Tower, TSE Conference Centre, 130 King Street West, Toronto, Ontario, at 11:30 a.m. on April 22, 2002 and will be webcast through Brookfield's website at www.brookfieldproperties.com.

Brookfield

One Liberty Plaza               BCE Place, Bay Wellington Tower
165 Broadway, 6th Floor         181 Bay Street, Suite 4300
New York, New York 10006        Toronto, Ontario M5J 2T3
Tel:       212.417.7000         Tel: 416.369.2300
Fax:       212.417.7196         Fax: 416.369.2301


                                Website:
                                www.brookfieldproperties.com